Exhibit 2.1

PURCHASE AGREEMENT

among

RYERSON TULL, INC.,

as Purchaser,

ARBED AMERICAS, LLC

as Seller,

J&F STEEL, LLC,

ARCELOR USA HOLDING, INC.,

as Guarantor

and

ARCELOR S.A.,

as Contingent Guarantor

Dated as of June 14, 2004

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(continued)

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Page
Schedule 3.5	No Conflict of Seller or Company
Schedule 3.6	Seller and Company Consents
Schedule 3.7	Financial Statements
Schedule 3.8	Undisclosed Liabilities
Schedule 3.9	Certain Changes or Events
Schedule 3.10	Real Property
Schedule 3.11	Company Intellectual Property
Schedule 3.12(a)	Material Contracts
Schedule 3.12(b)	Performance of Material Contracts
Schedule 3.13	Permits
Schedule 3.14	Compliance with Laws
Schedule 3.15	Litigation
Schedule 3.16	Employment Matters
Schedule 3.17	Company Benefit Plans
Schedule 3.19	Environmental Matters
Schedule 3.20	Taxes and Tax Returns
Schedule 3.21	Customers and Suppliers
Schedule 3.23	Insurance
Schedule 3.24	Ownership of Business Assets
Schedule 3.25	Condition and Sufficiency of Assets
Schedule 3.27	Accounts Receivable
Schedule 3.28	Product Warranties
Schedule 3.29	Inventory
Schedule 3.31	Computer System
Schedule 3.32	Equipment
Schedule 5.1	Conduct of Business
Schedule 5.13	Retained Liabilities
Schedule 5.14	Customer Visits
Schedule 5.16	Substitute Collateral
Schedule 5.19	Payment of Stay Bonuses
Schedule 6.1(c)	Required Consents

EXHIBITS

Exhibit A	Accounting Conventions
Exhibit B	Form of Letter of Credit
Exhibit C	Form of Proforma Initial Balance Sheet
Exhibit D	Opinion of Piper Rudnick LLP
Exhibit E	Form of Estoppel Certificate

v

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT is made as of June 14, 2004, among RYERSON TULL, INC., a Delaware corporation (“Purchaser”), ARBED AMERICAS, LLC, a Delaware limited liability company (“Seller”), J&F STEEL, LLC, a Delaware limited liability company (the “Company”), for purposes of Section 8.4, Section 8.5, Section 10.5, Section 10.6 and Section 11.1 only, ARCELOR USA HOLDING, INC., a Delaware corporation (the “Guarantor”) and for purposes of Section 8.4, Section 10.5, Section 10.6 and Section 11.2 only, ARCELOR S.A., a société anonyme organized under the laws of Luxembourg (the “Contingent Guarantor”).

RECITALS

A. The Company is a steel service center engaged in the business of shearing, slitting, cutting to length, and blanking value-added carbon-steel, flat-rolled steel sheet and coil products for customers in the automotive, office furniture, appliance, construction and other industries (the “Business”).

B. Seller is the holder of all of the issued and outstanding limited liability company interests in the Company (the “Interests”).

C. Subject to the terms and conditions set forth herein, Seller desires to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Interests (the “Acquisition”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Accounting Conventions” means GAAP, as applied using the accounting rules and principles set forth in Exhibit A.

“Accounts Receivable” means all accounts receivable, trade receivables, notes receivable and other receivables which are payable for goods sold or services provided by the Company.

“Acquisition” has the meaning given to such term in the Recitals.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Purchase Agreement.

“Allocation Schedule” has the meaning given to such term in Section 8.2(f).

“Asserted Liability” has the meaning given to such term in Section 9.4.

“Audited Balance Sheet” means the audited balance of the Company for the 12-month period ending December 31, 2003.

“Benefit Plan” means any employee benefit plan, program, policy, contract (whether or not written) or arrangement, including any pension or retirement plan, deferred compensation plan, vacation pay plan, stock option plan, bonus plan, change in control agreement or plan, stock purchase plan, hospitalization, disability or other insurance plan, or severance, retention or termination pay plan or policy, maintained, sponsored, or contributed to by the Company or with respect to which the Company has any liability whether contingent or otherwise, other than any Multiemployer Plan.

“Bond Escrow” has the meaning given to such term in Section 5.16.

“Bond L/C’s” has the meaning given to such term in Section 5.16.

“Bond Transcripts” has the meaning given to such term in Section 3.32(b).

“Business” has the meaning given to such term in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Chicago, Illinois are authorized or obligated by applicable law to close.

“Closing” has the meaning given to such term in Section 2.3.

“Closing Balance Sheet” has the meaning given to such term in Section 2.4(a).

“Closing Date” has the meaning given to such term in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” has the meaning given to such term in Section 3.17.

“Company Intellectual Property” means all of the Intellectual Property used in the conduct of the Business other than the Seller Intellectual Property.

“Company Sponsored Benefit Plan” has the meaning given to such term in Section 3.17.

“Computer System” means, collectively, all computer hardware and software and related materials used by the Company.

“Confidentiality Agreement” has the meaning given to such term in Section 5.5(b).

“Contested Adjustment” has the meaning given to such term in Section 2.4(b).

“Contingent Guarantor” has the meaning given to such term in the preamble.

“Contract” means any contract, lease, binding commitment, sales order, purchase order, agreement, indenture, mortgage, note, bond, warrant, instrument or license, whether written or oral.

“Deficiency Amount” has the meaning given to such term in Section 2.4(c).

“Environmental Claims” refers to any civil, criminal, administrative, or other action, summons, citation, directive, order, claim, notice of demand, notice of violation, judgment, letter or other written communication from any Governmental Authority or any third party involving either alleged violations by the Company of Environmental and Safety Laws or potential liabilities associated with Releases of Hazardous Substances (i) from any current or former assets, real properties or business or facilities of the Company or any predecessor in interest; (ii) from adjoining properties or businesses; or (iii) at, from on or into any facilities which received Hazardous Substances generated by the Company or any predecessor in interest.

“Environmental Consultant” means Weaver Boose Consultants, Inc.

“Environmental Liabilities” means any Losses incurred as a result of: (i) Environmental Claims, (ii) the violation of or noncompliance with Environmental and Safety Laws with respect to any real property, assets, business or facility presently or formerly owned or operated by the Company or any of its subsidiaries or a predecessor in interest, (iii) Remedial Actions, or (iv) Releases of Hazardous Substances from or onto (a) any real property, assets, business or facility presently or formerly owned or operated by the Company or any of its subsidiaries or a predecessor in interest, or (b) any facility which received Hazardous Substances generated by the Company or any of its subsidiaries or a predecessor in interest.

“Environmental and Safety Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Superfund Amendments and Reauthorization Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, the Clean Water Act, as amended, the Clean Air Act, as amended, and any other federal, state or local Law relating to worker health and safety, the pollution or protection of the environment or the exposure of persons or property to pollutants, contaminants, wastes, toxic substances, or radiation.

“Environmental Survival Date” means the close of business on the seventh (7th) anniversary of the Closing Date.

“Environmental Warranties” means the representations and warranties in Sections 3.19 and 9.8.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or business under common control or is otherwise treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Evanston IRB’s” means those certain industrial revenue bonds with respect to the Evanston Property for which the Company is or was the obligor.

“Evanston Property” means the real property located at 2424 Oakton Avenue, Evanston, Illinois 60202, together with all buildings, plants, facilities, fixtures, structures, improvements and other real property situated or located at such location or attached thereto.

“Excess Amount” has the meaning given to such term in Section 2.4(c).

“Excluded Assets” means (a) the Evanston Property and all proceeds thereof, (b) any license or right to use any Seller Intellectual Property, (c) all claims, causes of action, rights of recovery and contribution and indemnification arising from the Retained Liabilities and (d) the Mill Receivable Claim and all proceeds thereof.

“Facility” means, collectively, all buildings, plants, facilities, structures, improvements located on or appurtenant to a Facility Site.

“Facility Site” means one of the four (4) enumerated real property or real property interests comprising the Real Property as set forth on Schedule 3.10, together with all rights, privileges, appurtenances and easements pertaining thereto, and all buildings, plants, facilities, structures, improvements and other real property situated or located at such location or attached thereto.

“Financial Statements” means, collectively, (a) the unaudited balance sheet and income statement of the Company for the 12-month period ended December 31, 2003, (b) the Audited Balance Sheet (after its delivery to Purchaser) (c) the unaudited income statement of the Company for the two-month period ended February 29, 2004, (d) the Initial Balance Sheet and (e) the Proforma Initial Balance Sheet.

“GAAP” means generally accepted accounting principles as set forth from time to time in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, applied on a consistent basis.

“Governmental Authority” means the government of the United States, any state or political subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions or any court, department, commission, board, agency or instrumentality of any of the foregoing.

“Guarantor” has the meaning given to such term in the preamble.

“Hazardous Substances” means any oil, petroleum product, flammable substances, explosives, radioactive materials, hazardous wastes, toxic wastes or substances or any other wastes, materials or pollutants defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, or “toxic substances” under any applicable Environmental and Safety Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning given to such term in Section 9.4.

“Indemnifying Party” has the meaning given to such term in Section 9.4.

“Independent Accountants” means an independent accounting firm of national reputation as may be selected by mutual agreement of Seller and Purchaser.

“Indiana Bonds” has the meaning given to such term in Section 3.32(a)(ii).

“Industrial Revenue Bonds” means the Indiana Bonds, the Michigan Bonds and the Evanston IRB’s.

“Initial Balance Sheet” means the unaudited balance sheet of the Company at February 29, 2004.

“Intellectual Property” means all United States and foreign patents (including continuations, continuations-in-part, reissues and re-examinations thereof) and patent applications; registered and unregistered trade names, trademarks, service names and service marks (and applications for registration of the same) and all goodwill associated therewith; copyrights and copyright registrations (and applications for the same); trade secrets, computer data (including formulations and analyses), computer software (in source code and object code form) and all related programming, user and systems documentation; inventions, processes and designs (whether or not patentable or reduced to practice); know-how and formulae; and all other similar intangible assets, properties and rights throughout the world.

“Inter-company Debt” means all amounts owed by the Company under that certain Credit Facility Agreement dated October 3, 2003, between the Company and Arcelor Finance, S.A., as such agreement may be amended from time to time.

“Interests” has the meaning given to such term in the Recitals.

“Inventory” means all supplies, materials and other inventories.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of a particular fact or other matter being possessed as of the pertinent date by any of the individuals listed on Schedule 1.1 hereto, after making due inquiry of the Person at the Company having primary operating responsibility for the subject matter of the representation and warranty in question, including, but not limited to, the Company’s plant managers and higher-level executives of the Company and its Affiliates.

“Letter of Credit” means the irrevocable standby letter of credit with a stated amount of $5,000,000 provided by Seller for the benefit of Purchaser substantially in the form of Exhibit B.

“Letter of Credit Bank” means Fortis Bank, New York Branch.

“Lien” means any mortgage, lien, pledge, charge, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment, title defect or encumbrance of any kind.

“Losses” means losses, claims, damages (excluding (a) any damages in excess of $1,000,000 in the aggregate as to all consequential losses, claims and damages, and (b) all special or punitive damages, in each case other than consequential, special or punitive damages payable to third parties pursuant to valid indemnification claims), penalties, costs and expenses, including court costs, administrative costs paid to third parties, investigative costs paid to third parties, remediation costs and reasonable fees and disbursements of counsel.

“Major Customers” has the meaning given to such term in Section 3.21.

“Major Suppliers” has the meaning given to such term in Section 3.21.

“Material Adverse Effect” means any change or effect that, individually or taken together with all other such changes or effects that have occurred prior to the date of determination of the Material Adverse Effect, is materially adverse to the Business, assets, financial condition or results of operations of the Company considered as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a Material Adverse Effect: (a) changes in general economic conditions; (b) changes that are generally applicable to the industry in which the Company operates (which changes do not affect the Company in a materially disproportionate manner), excluding any regulatory changes or changes of law; (c) changes resulting from or related to the transactions contemplated hereby including any loss, diminution or disruption of existing or prospective employee, customer, distributor or supply relationships; (d) any failure of the Company to meet internal financial projections or forecasts for any period ending on or after the date of this Agreement; (e) changes in GAAP or any interpretation thereof; or (f) the Purchaser’s failure or inability to obtain any concession from any labor union.

“Material Contracts” means the Contracts required to be listed on Schedule 3.12(a).

“Michigan Bonds” has the meaning given to such term in Section 3.32(a)(i).

“Mill Receivable Claim” means that certain entry on the Initial Balance Sheet and the Proforma Initial Balance Sheet for a receivable in the amount of $3,159,222.55.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) of ERISA to which the Company contributes or has any obligation to contribute or with respect to which the Company is reasonably expected to have any liability, contingent or otherwise.

“Net Assets” means the amount by which the assets of the Company exceed its liabilities, as shown on the applicable balance sheet of the Company.

“Outstanding Bonds” means the Michigan Bonds and the Indiana Bonds.

“Party” means Seller, the Company or the Guarantor, on one hand, or Purchaser, on the other hand, as the context requires, and the term “Parties” means, collectively, Seller, Purchaser, Guarantor and the Company.

“Pay-off Amount” means all amounts due and payable to Arcelor Finance S.A. on the Closing Date with respect to the Inter-company Debt, as set forth in a written notice delivered by Arcelor Finance S.A. to the Company prior to the Closing.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” has the meaning given to such term in Section 3.13.

“Permitted Lien” means: (a) any Lien imposed by law for Taxes, assessments or governmental charges that are not yet delinquent and remain payable without penalty or that are being contested in good faith by appropriate proceedings; (b) any carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other like Lien imposed by law, arising in the ordinary course of business and securing obligations that are not yet due and payable or are being contested in good faith by appropriate proceedings; (c) any pledge or deposit made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance or other social security laws or other statutory obligations of Seller or the Company; (d) any Permitted Real Property Title Exceptions; (e) any cash deposit or right of set-off to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds, government contracts and other obligations of a like nature, in each case imposed in the ordinary course of business; and (f) any Lien created by Purchaser.

“Permitted Real Property Title Exceptions” means, as to each Facility Site: (a) Liens for real property Taxes not yet delinquent, due or payable; (b) the Existing Real Property Title Exceptions set forth in Schedule 3.10 hereto, but (i) expressly excepting all of the Existing Real Property Title Exceptions set forth on Schedule 3.10 hereto and marked as “[Not a Permitted Real Property Title Exception after Closing]” and (ii) including the Existing Real Property Title Exceptions set forth in Schedule 3.10 hereto and marked as “[Survey Conditional]” only if and to the extent Purchaser reasonably approves the same based upon a review of each applicable Survey not later than the sixth (6th) Business Day following Purchaser’s receipt of such Survey for each Facility Site; (c) matters disclosed by the Surveys that are not, when considered individually or in the aggregate, material and adverse to the operation or use of the Facility Site and noted by Purchaser based upon a review of each applicable Survey not later than the sixth (6th) Business Day following Purchaser’s receipt of the Survey for each Facility Site; (d) acts of Purchaser and rights of persons claiming by, through or under Purchaser; and (e) any other matters which Purchaser shall approve in writing

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

“Personal Property Leases” shall mean all leases to or by the Company of personal property.

“Pre-Closing Tax Period” shall mean (a) any Tax period ending on or before 12:01 a.m. on the Closing Date and (b) in the case of any Tax period which includes, but does not end on, the Closing Date, the portion of such period ending on or before 12:01 a.m. on the Closing Date.

“Proforma Initial Balance Sheet” means the Initial Balance Sheet minus the Excluded Assets and the Retained Liabilities, in the form set forth on Exhibit C.

“Property Taxes” has the meaning given to such term in Section 8.2(e).

“Purchase Price” means Forty-One Million Eight Hundred Forty-Five Thousand Dollars ($41,845,000); provided that, solely for purposes of the Allocation Schedule and determinations under the HSR Act, all liabilities of the Company set forth in the Closing Balance Sheet shall be deemed to be included in the Purchase Price.

“Purchaser” has the meaning given to such term in the preamble of this Agreement.

“Purchaser Indemnitee” has the meaning given to such term in Section 9.2.

“Real Property” means, collectively, all of the Facility Sites.

“Real Property Legal Requirements” means, as to each Facility, all laws, statutes, codes, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of all Governmental Authorities having jurisdiction over that Facility (including, for purposes hereof, any local Board of Fire Underwriters), and the operation thereof.

“Redemption L/C Fees” has the meaning given to such term in Section 5.16.

“Release” means any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Substances) into the environment.

“Remedial Action” means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, or assess, Hazardous Substances in the outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Substances so they do not migrate or endanger or threaten to endanger public health or welfare or the outdoor environment; or (iii) any other actions necessary under and consistent with 42 U.S.C. 9601 or any similar law.

“Representative” means, with respect to either Party, any of such Party’s directors, officers, managers, employees, attorneys, accountants, brokers, finders, investment bankers or other agents.

“Retained Liabilities” means (a) the Evanston IRB’s, (b) the Inter-company Debt, (c) severance and other amounts owed to Jack Schoettert after the Closing, including amounts due after the Closing pursuant to his letter agreements with the Company dated March 22, 2002 and October 3, 2003, but excluding any stay bonus due pursuant to his letter agreement dated March 12, 2004 (which shall be paid at Closing in accordance with Section 5.19), (d) all amounts due and any other liabilities arising from or related to the demands of Tammy Graham set forth in the letter dated April 7, 2004 with respect to her promotion to President of the Company and, solely in the event she is not employed by the Company immediately following the Closing, with respect to any severance or other post-termination compensation which may be owed to her, (e) all Environmental Liabilities (without giving effect to any exclusion of special, punitive or consequential damages) with respect to any real property owned or previously owned by the Company or any of its subsidiaries or a predecessor in interest other than Environmental Liabilities arising from the ownership of the Real Property or the operation of the Business on the Real Property prior to the Closing, (f) all liabilities related to the Outstanding Bonds arising on or prior to the Closing Date, including, without limitation, all Redemption L/C Fees attributable to the period on or prior to the Closing Date and all interest accrued through the Closing Date, but excluding amounts payable by Purchaser pursuant to Sections 5.12 or 5.16(a); (g) fines or penalties caused by the failure of the Company to have the license applied for in Schedule 3.13, (item 5) and (h) all obligations and liabilities (whether arising before or after the Closing) with respect to the J&L Specialty Steel, Inc. Pension Plan.

“Seller” has the meaning given to such term in the preamble of this Agreement.

“Seller Indemnitee” has the meaning given to such term in Section 9.3.

“Seller Intellectual Property” has the meaning given to such term in Section 8.1.

“Seller’s Environmental Remediation Actions” has the meaning given to such term in Section 9.8(a).

“Straddle Period” has the meaning given to such term in Section 8.2(e).

“Survey” means (a) as to the Facility Sites located at Burns Harbor, Indiana and Jenison, Michigan, a land title survey of the Facility Site dated no more than 90 days prior to the date of Closing, and (b) as to the Facility Sites located at Memphis, Tennessee and Middletown, Ohio, (i) an existing land title survey of the Facility Site accompanied by a certificate of a licensed surveyor dated within 90 days prior to the date of the Closing certifying (x) any changes or additions to the Facility Site or (y) that there have been no changes or additions to the Facility Site since the date of such survey, provided the Title Insurer agrees to issue its final Owner’s Policies of Title Insurance for such Facility Site as required pursuant to Section 6.3(i)(xii) without a new survey (with full survey-related coverages, unqualified as to date), or (ii) a land title survey of the Facility Site dated no more than 90 days prior to the date of Closing. Each such Survey (i) shall be prepared in accordance with current ALTA/ACSM standards by a surveyor licensed by the State where such Facility Site is located and certified to Purchaser, the Title Insurer and such other parties as Purchaser shall reasonably designate, and (ii) shall detail the legal description and the perimeter boundaries of the Facility Site and include all buildings, structures and improvements on the Facility Site, all recorded easements, rights of way, private roads and driveways, utilities, parking areas, access to the public streets, flood zone designations, setback, height, and floor space restrictions of record or disclosed by applicable zoning codes, and such other matters as may be reasonably requested by the Title Insurer.

“Tax Return” means any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Tax Statute of Limitations” means the expiration of the applicable statute of limitations with respect to Taxes.

“Tax Warranties” means the representations and warranties in Section 3.20, Section 3.32 and Section 5.17(a), (b) and (c).

“Taxes” means: (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Authority, including: (i) taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges; and (b) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in (a).

“Title and Authorization Warranties” means the warranties set forth in Sections 3.1, 3.4, 3.24 and 4.2.

“Title Commitment” means, for each Facility Site, a commitment for an ALTA Form B Owner’s Title Insurance Policy for the Facility Site issued by the Title Insurer in the full amount of the portion of the Purchase Price attributable to the Facility Site as set forth on the Allocation Schedule, covering title to the Facility Site (expressly including all easements and other appurtenances benefiting the Facility Site) on or after the date hereof, showing the Company as owner of the Facility Site in fee simple, and including a non-imputation endorsement in standard form, insuring that title insurance coverage will not be denied to the Company due to the imputation to the Company of the knowledge or acts of any past or present officers or employees of the Company and such other endorsements in such forms as Purchaser shall reasonably request (including, in any event, the following endorsements reasonably acceptable to Purchaser, which Purchaser shall approve, with respect to each Facility Site, not later than the later of (i) the sixth (6th) Business Day following Purchaser’s receipt of the Surveys for such Facility Site or (ii) the sixth (6th) Business Day following Purchaser’s receipt from the Title Insurer of all such endorsements applicable to such Facility Site: zoning 3.1 plus parking (expressly identifying, in any case, the present use of the Facility Site in the Business as a permitted use), owner’s comprehensive, creditors’ rights, same-as survey, accuracy of survey, access, contiguity, improvement location by description and address, lawful subdivision, separate tax parcel, tax deed (with respect to insured easements), and, with respect to the Middletown, Ohio Facility Site, an endorsement insuring against the forced removal or denial of use of the encroachment(s) referenced on Schedule 3.10).

“Title Insurer” means Chicago Title Insurance Company.

“Transaction Documents” means, collectively, this Agreement, the Letter of Credit and each of the other agreements and instruments to be executed and delivered by any of the Parties in connection with the consummation of the Acquisition, including, prior to the Closing, the Confidentiality Agreement.

“Trigger Date” has the meaning given to such term in Section 8.4.

“WARN” has the meaning given to such term in Section 3.16.

“WARN Event” has the meaning given to such term in Section 3.16.

1.2 Rules of Construction. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. All Exhibits and Schedules attached to this Agreement shall be deemed incorporated herein by reference as if fully set forth herein. Words such as “herein,” “hereof,” “hereto,” “hereby” and “hereunder” refer to this Agreement and to the Schedules and Exhibits, taken as a whole. Except as otherwise expressly provided herein: (a) any reference in this Agreement to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time; and (b) any reference in this Agreement to any law shall include corresponding provisions of any successor law and any regulations and rules promulgated pursuant to such law or such successor law. Neither the captions to Sections or subdivisions thereof nor the Table of Contents shall be deemed to be a part of this Agreement.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

2.1 Purchase and Sale of Interest. Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of the Parties contained herein, at the Closing, Seller shall sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of the Interests, free and clear of all Liens other than Permitted Liens.

2.2 Payment of Purchase Price. Subject to the terms and conditions hereof, at the Closing, Purchaser shall deliver the Purchase Price by (a) repaying, in the name and on behalf of the Company, the Pay-off Amount by wire transfer of same-day funds to such account or accounts as Arcelor Finance S.A. may direct no less than two Business Days in advance of Closing, and (b) paying to Seller, by wire transfer of same-day funds, an amount equal to the Purchase Price minus the Pay-off Amount, to such account or accounts as Seller may direct no less than two Business Days in advance of Closing.

2.3 Closing. The consummation of the purchase and sale of the Interests in accordance with this Agreement (the “Closing”) shall commence at 10:00 a.m., local time, at the Chicago offices of Piper Rudnick LLP on the second Business Day after all of the conditions precedent to Closing hereunder shall have been satisfied or waived, or at such other time and place as the Parties shall agree upon in writing. The date of the Closing is referred to as the “Closing Date.” The Parties shall deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Article VI hereof and as may reasonably be required to effect the transfer by Seller of the Interests pursuant to and as contemplated by this Agreement and to consummate the Acquisition. All events occurring at the Closing shall be deemed to occur simultaneously (with the concurrent delivery of the documents required to be delivered pursuant to Article VI and payment of the Purchase Price).

2.4 Adjustment to Purchase Price.

(a) As soon as practicable, but no later than 60 days after the Closing Date, Purchaser shall prepare and deliver to Seller a balance sheet of the Company (the “Closing Balance Sheet”) as at the close of business on the day immediately preceding the Closing Date, prepared in accordance with the Accounting Conventions on a basis consistent with the Audited Balance Sheet. The reserve set forth on the Closing Balance Sheet for Accounts Receivable will be calculated in accordance with GAAP and the Accounting Conventions on a basis consistent with the Audited Balance Sheet at the time the Closing Balance Sheet is prepared. For the avoidance of doubt, no liability for which Seller is directly responsible under this Agreement, including liabilities related to Seller’s Environmental Remediation Actions and expenses for which Seller is responsible under Section 5.12, shall appear as a liability of the Company on the Closing Balance Sheet. Purchaser shall, within ten (10) Business Days after receipt of Seller’s written request, deliver or cause to be delivered to Seller copies of all notes, work papers, compilations and additional supporting documentation as Seller may reasonably request to assist in Seller’s review of the Closing Balance Sheet prepared by Purchaser.

(b) Upon receipt of the Closing Balance Sheet and all requested supporting information, provided such supporting information is requested by Seller no later than the tenth (10th) Business Day following receipt of the Closing Balance Sheet, Seller shall have a period of 30 days to audit such Closing Balance Sheet and propose any adjustments thereto. All adjustments proposed by Seller shall be set out in a written statement delivered to Purchaser and shall be incorporated into the Closing Balance Sheet and such Closing Balance Sheet shall become final and binding unless Purchaser objects in writing to such proposed adjustments within 15 days of delivery by Seller to Purchaser of such proposed adjustments. If Purchaser does object in writing within 15 days to any such proposed adjustment (the proposed adjustment or adjustments to which Seller objects are referred to herein as the “Contested Adjustments”), Seller and Purchaser shall use reasonable efforts to resolve their dispute regarding the Contested Adjustments. If a final resolution thereof is not obtained within 10 days after Purchaser delivers to Seller Purchaser’s written objection to the Contested Adjustments, Seller and Purchaser shall promptly retain the Independent Accountants to resolve any remaining disputes concerning the Contested Adjustments to the Closing Balance Sheet. If the Independent Accountants are retained, then (i) Seller and Purchaser shall each submit to the Independent Accountants in writing within 15 days after the Independent Accountants are retained their respective proposals with respect to the Contested Adjustments, together with such supporting documentation as they deem necessary or as the Independent Accountants request (provided that if any documentation requested by the Independent Accountants cannot be obtained within such 15-day period (acting in good faith and in a diligent manner), then such 15-day period shall be extended for such period of time as is reasonably necessary for such information to be obtained), (ii) the Independent Accountants shall select, within 30 days after receiving the proposals of Seller and Purchaser and all supplementary supporting documentation requested by the Independent Accountants, either Seller’s or Purchaser’s proposal, but not a different proposal, with respect to the Contested Adjustments, which selection shall be final and binding on both Seller and Purchaser, and (iii) the fees and expenses of the Independent Accountants shall be borne by the party whose proposal with respect to the Contested Adjustments is not selected.

(c) At the point that the Closing Balance Sheet has become final and binding upon both Seller and Purchaser pursuant to Section 2.4(b), the amount of the Purchase Price shall be either (i) decreased by the amount (the “Deficiency Amount”) by which the Net Assets amount shown on the Closing Balance Sheet is less than the Net Assets amount shown on the Proforma Initial Balance Sheet or (ii) increased by the amount (the “Excess Amount”) by which the Net Assets amount shown on the Closing Balance Sheet is greater than the Net Assets amount shown on the Proforma Initial Balance Sheet.

(d) No later than ten (10) days after the Closing Balance Sheet has become final and binding upon both Seller and Purchaser pursuant to Section 2.4(b), (i) Seller shall pay the Deficiency Amount (if any) to Purchaser; or (ii) Purchaser shall pay the Excess Amount (if any) to Seller. All payments pursuant to this Section 2.4(d) shall be made by wire transfer of immediately available funds to an account designated by Purchaser or Seller, as appropriate.

2.5 Letter of Credit. The Letter of Credit shall be used to satisfy any valid claims of Purchaser for indemnification pursuant to Article IX. The Letter of Credit shall be issued by the Letter of Credit Bank and shall remain in place until May 31, 2006. All drawdowns under the Letter of Credit will be deposited in an interest-bearing joint signature account at Harris Trust and Savings Bank.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, Seller represents and warrants to Purchaser as follows:

3.1 Title to Interests. Seller has good and valid legal and beneficial title to the Interests, free and clear of any Lien other than Permitted Liens. Seller is not a party to or bound by any options, calls, contracts or commitments of any character relating to any issued or unissued interests in the Company or any other debt or equity security issued or to be issued by the Company, including any agreement, instrument or understanding, order or decree that would restrict the transfer by Seller of the Interests pursuant to this Agreement.

3.2 Capitalization.

(a) The Interests constitute all of the issued and outstanding membership interests of the Company, all of which are held beneficially and record by Seller. None of the outstanding membership interests of the Company are certificated securities.

(b) All of the Interests have been duly authorized and validly issued and are fully paid and non-assessable and were offered, issued and sold by the Company in compliance with applicable federal and state securities laws.

(c) (i) No subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any interest of the Company is authorized or outstanding, (ii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any of its membership interests any evidences of indebtedness or assets of the Company except with respect to the Excluded Assets, (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its membership interests or to pay any dividend or make any other distribution in respect thereof and (iv) there are no outstanding or authorized membership interest appreciation rights, phantom membership interests or similar rights with respect to the Company.

3.3 Organization and Qualification. Each of Seller and the Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on the Business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction set forth on Schedule 3.3.

3.4 Authority Relative to this Agreement. Each of Seller and the Company has all necessary limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Transaction Document to which it is a party by Seller and the Company and the consummation by Seller and the Company of the Acquisition have been duly and validly authorized by all necessary limited liability company action on the part of Seller and the Company, and no other company proceedings on the part of Seller or the Company are necessary to authorize this Agreement or such other Transaction Documents or to consummate the Acquisition. This Agreement and such other Transaction Documents have been or will be duly executed and delivered by Seller and the Company and, assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes, and each other Transaction Document to which Seller or the Company is a party upon execution will constitute, a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

3.5 No Conflict. Except as set forth on Schedule 3.5, the execution and delivery of this Agreement and each of the Transaction Documents to which it is a party by Seller and the Company do not, and the performance by Seller and the Company of their respective obligations hereunder and the consummation of the Acquisition will not: (a) conflict with or violate any provision of the certificate of formation or limited liability company operating agreement of Seller or the Company; (b) assuming that all filings and notifications described in Section 3.6 have been made, conflict with or violate any law or order applicable to Seller or the Company or by which any of the Company’s assets or Seller’s ownership of the Interests is bound or affected; or (c) result in any breach of or constitute a default under, or require notice or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument to which Seller or the Company is a party or by which any of the Company’s assets is bound or affected or result in the creation of a Lien other than a Permitted Lien on any of the Company assets.

3.6 Required Filings and Consents. The execution and delivery of this Agreement and each of the Transaction Documents to which it is a party by Seller and the Company do not, and the performance by Seller and the Company of their respective obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Seller or the Company with or notification by Seller or the Company to, any Governmental Authority or any other Person not a party to this Agreement, except for: (a) the consents, approvals, authorizations, declarations or rulings set forth on Schedule 3.6; and (b) the filing of a Notification and Report Form pursuant to the HSR Act and the expiration or earlier termination of the applicable waiting period thereunder with respect to the Acquisition.

3.7 Financial Statements. Except as disclosed therein or in Schedule 3.7, the Financial Statements have been prepared in conformity with GAAP, consistently applied. The Financial Statements fairly present in all material respects the financial position and result of operations of the Company as of the dates and, with respect to the income statements included in the Financial Statements, for the periods indicated, except for normal year-end adjustments and except that the Proforma Initial Balance Sheet does not include the Excluded Assets or the Retained Liabilities. The Proforma Initial Balance Sheet is the Initial Balance Sheet minus the Excluded Assets and Retained Liabilities with no other adjustments or changes. Schedule 3.7 sets forth a true and correct copy of the Initial Balance Sheet and the Proforma Initial Balance Sheet.

3.8 Absence of Undisclosed Liabilities. The Company does not have any material obligations or liabilities (whether accrued, absolute, contingent, accrued or otherwise, whether due or to become due and regardless of by whom asserted) arising out of any transaction entered at or prior to the date hereof or any action or inaction of the Company at or prior to the date hereof) in respect of the Business other than (a) liabilities reflected in the Initial Balance Sheet; (b) liabilities and obligations which have arisen after the date of the Initial Balance Sheet in the ordinary course of business; (c) the liabilities disclosed on Schedule 3.8; and (d) obligations under any of the Transaction Documents.

3.9 Absence of Certain Changes or Events. From December 31, 2003 to the date hereof, except as contemplated by this Agreement or disclosed on Schedule 3.9, the Company has conducted the Business in the ordinary course of business in all material respects, and:

(a) there has not been any damage to or destruction or loss in excess of $100,000 in the aggregate of the assets, properties, rights or interests of the Company used in the Business, whether or not covered by insurance;

(b) the Company has not sold or transferred any material amount of its assets, properties, rights or interests used in the Business, other than sales of inventory and disposal of obsolete, damaged or defective inventory or other assets in the ordinary course of business consistent with past practice;

(c) the Company has not increased the salary, bonus or other compensation payable to any current or former officer, employee, manager or director of the Company other than in the ordinary course of business consistent with past practice;

(d) the Company has not hired any employees, except in the ordinary course of business and consistent with past practice;

(e) the Company has not (i) entered into any new, or amended any existing, Benefit Plan (whether written or oral), except to the extent required by applicable law, or (ii) amended or altered any severance pay practices, in either case, except in the ordinary course of business and consistent with past practice;

(f) the Company has not entered into, modified or terminated any Contract involving a total remaining commitment of at least $100,000 other than in the ordinary course of business and consistent with past practice, or received written notice of termination of any Material Contract;

(g) the Company has not waived, released or canceled any material claims against third parties or material debts owing to the Company other than credits, payments or adjustments in an amount less than $25,000 made for customers or suppliers in the ordinary course of business consistent with past practice;

(h) the Company has not made or committed to make any capital expenditures or capital additions or betterments in excess of $100,000, whether individually or as a part of related transactions;

(i) the Company has not disposed of any Company Intellectual Property or permitted the lapse in registration of any Intellectual Property owned by the Company which, in either case, is material to the conduct of the Business in the ordinary course;

(j) the Company has not changed its accounting methods, systems, policies, principles or practices;

(k) except as set forth in the Financial Statements, the Company has not incurred indebtedness (other than for trade payables in the ordinary course of business consistent with past practice);

(l) the Company has not assumed or guaranteed (whether directly, contingently or otherwise) the obligations of any other Person other than by endorsement of checks in the ordinary course of business consistent with past practice;

(m) the Company has not acquired or leased any assets valued, in the aggregate, in excess of $100,000, other than in the ordinary course of business and consistent with past practice;

(n) the Company has not suffered or permitted the creation of any Lien other than Permitted Liens over any of its assets other than in the ordinary course of business and consistent with past practice;

(o) the Company has not entered into any agreement with respect to, or otherwise amended, any collective bargaining agreement;

(p) the Company has not entered into any Contract with any of its Affiliates, members, managers, directors or officers, or any of the respective Affiliates of such individuals other than Contracts with Affiliated entities on arm’s-length terms entered into in the ordinary course of business;

(q) other than with respect to Excluded Assets, the Company has not declared, set aside or paid any dividend or distribution (whether in cash or property);

(r) the Company has not amended the certificate of formation or operating agreement of the Company or made any changes in its issued and outstanding limited liability company interests;

(s) the Company has not entered into any agreement to take any of the actions set forth in subsections (b) through (r) of this Section 3.9; and

(t) the Company has not suffered a Material Adverse Effect.

3.10 Real Property. Except as disclosed on Schedule 3.10:

(a) The Real Property is all of the real property owned by the Company and, at Closing, the Company shall own no real property except the Real Property. The Company has transferred the Evanston Property.

(b) The Company has not received any written notice that any proceeding is pending or threatened for the taking or condemnation of all or any material portion of the Real Property.

(c) The Company has not entered into any agreement giving any Person any right to lease, sublease or otherwise occupy any portion of the Real Property.

(d) The Company has not received any written notice, and to the Knowledge of Seller, the Real Property does not violate any applicable land division, mapping, platting, setback, side yard, rear yard, lot area coverage or parking laws or regulations or that it does not comply with any plans submitted and any conditions imposed in connection with the grant of any municipal approvals or permits with respect to the construction, occupancy or use thereof, or that the current uses of the Real Property violate applicable zoning codes, municipal ordinances, or regulations.

(e) The Company owns insurable fee simple title to the Real Property, subject only to (i) Liens for real property Taxes not yet delinquent, due or payable; (ii) the Existing Real Property Title Exceptions set forth on Schedule 3.10 hereto, none of which materially interfere with Purchaser’s usage of a Facility Site in accordance with its current usage in the Business or have a Material Adverse Effect; and (iii) acts of Purchaser and rights of persons claiming by, through or under Purchaser.

(f) Each Facility and all plumbing, electrical, sewerage, or heating, ventilating and air conditioning systems and other improvements, fixtures, and equipment associated with any Facility or Facility Site are in normal operating condition and repair for the operation of the Business as presently conducted, except for ordinary wear, tear, maintenance, repairs and replacements.

(g) All of the Real Property has permanent rights of access to dedicated public highways or roads. The Company has received no written notice of, and to the Knowledge of Seller, there is no, pending or threatened restriction or denial, governmental or otherwise, which would prohibit or adversely affect the ordinary rights of access to and from any of the Real Property from and to existing highways and roads. With respect to the Real Property, the Company has received no written notice, and to the Knowledge of Seller, there is no claim of adverse possession or prescriptive rights.

(h) There are no written claims, causes of action or other litigation or proceedings pending or, to the Knowledge of Seller, threatened with respect to the ownership or operation of the Real Property or any part thereof, and to the Knowledge of Seller, there is no order requiring repair, alteration, or correction of any improvement located on the Real Property and no condition or defect which could give rise to any such order.

(i) There is not, with respect to any of the Real Property, (i) any structure which encroaches on or over the boundaries of neighboring or adjacent properties or (ii) any structure of any other party which encroaches on or over the boundaries of the Real Property; none of the Real Property is located in a flood plain, flood hazard area, wetland, or lakeshore erosion area within the meaning of any applicable law; and neither Seller nor the Company have received any written notice of any violations of any Real Property Legal Requirements in respect to the Real Property which would have a Material Adverse Effect.

(j) There is no existing, or to the Knowledge of Seller, contemplated, threatened or anticipated (i) condemnation of any part of any Real Property; (ii) widening, change of grade or limitation on use of streets abutting any Real Property; (iii) special Tax or assessment to be levied against any Real Property; (iv) change in the zoning classification of any Real Property; or (v) change in the tax assessment of any Real Property.

(k) Neither Seller nor the Company has received written notice from any utility provider, Governmental Authority or private party that challenges (i) Seller’s or the Company’s right to make use of the utilities serving any Facility or (ii) Seller’s or the Company’s right to ingress and egress from any Facility or Facility Site.

(l) The Company is not a lessee or sublessee of any real property or any interest therein.

3.11 Intellectual Property. Schedule 3.11 sets forth a true and complete list of the Company Intellectual Property. Except as disclosed on Schedule 3.11:

(a) All Company Intellectual Property (other than Intellectual Property that the Company licenses from third parties) is owned by the Company, free and clear of all Liens other than Permitted Liens, and no Company Intellectual Property is subject to any license, royalty or other agreement other than as specified in Schedule 3.11. The Company has not received or granted any license or agreed to pay or receive any royalty in respect of any Company Intellectual Property, and the Company is not bound by any agreement pursuant to which it has agreed to indemnify any Person in connection with the use of the Company Intellectual Property. All registration and maintenance fees that have become due and payable to any Governmental Authority with respect to any Company Intellectual Property (other than Intellectual Property that the Company licenses from third parties) for which a registration has been issued have been paid, and no act or omission has occurred to cancel, impair, dedicate to the public or entitle any Governmental Authority to cancel, modify, forfeit or hold abandoned any such Company Intellectual Property. The Company owns or has a right to use all Intellectual Property necessary to conduct the Business as presently conducted.

(b) To the Knowledge of Seller, the products manufactured or sold by the Company and each process, method, design or other Company Intellectual Property the Company practices, and the marketing and use by the Company of any such product or service, do not infringe any Intellectual Property of another. The Company has not received any written notice contesting its right to make, use, sell, copy, distribute or otherwise exploit the Company Intellectual Property.

(c) The Company has taken commercially reasonable steps to safeguard the secrecy of the confidential information and trade secrets included in the Company Intellectual Property such that no material rights in information have been lost during the three (3) year period prior to the date hereof.

(d) To the Knowledge of Seller, no third party is engaged in, or has engaged in, any infringement or misappropriation of any Company Intellectual Property.

3.12 Contracts.

(a) Schedule 3.12(a) sets forth a list of the following Contracts pertaining to the Business to which the Company is a party or is bound as of the date hereof:

(i) any Contract having an aggregate value in excess of $100,000 and is not terminable on notice of thirty (30) days or less;

(ii) any Contract with any employee, officer, manager or director of the Company or any subsidiary thereof having an aggregate value in excess of $100,000;

(iii) any consulting agreement having an aggregate value in excess of $100,000;

(iv) any trust indenture, mortgage, promissory note, loan agreement or other Contract relating to the borrowing of funds, an extension of credit or financing or the pledging of assets, other than trade payables incurred in the ordinary course of business;

(v) any Contract limiting the freedom of the Company to engage in any line of business or to compete with any other Person, or any confidentiality, secrecy or non-disclosure Contract not made in the ordinary course of business;

(vi) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the liabilities of any other Person in an amount in excess of $100,000 in the aggregate, other than endorsement of checks and customer agreements made in each case in the ordinary course of the Business and consistent with past practice;

(vii) any Contract providing for a joint venture or partnership with any other Person;

(viii) any collective bargaining agreement;

(ix) any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person;

(x) any “take or pay” Contract (which requires the Company to pay for goods whether or not accepted from a supplier);

(xi) any derivative and/or hedging Contract;

(xii) any Contract with any Governmental Authority having an aggregate value in excess of $100,000;

(xiii) any power of attorney or agency agreement pursuant to which a Person other than Seller or an officer of the Company is granted the authority to act for or on behalf of the Company, or the Company is granted the authority to act for or on behalf of any Person;

(xiv) any Contract relating to the Computer System having an aggregate value in excess of $100,000;

(xv) any Contract for capital improvements or expenditures having an aggregate value in excess of $100,000;

(xvi) any Contract or arrangement involving any restrictions with respect to the geographical area of operations or scope or type of business of the Company; and

(xvii) the form of any written product warranty issued by the Company and still in effect.

(b) Except as set forth on Schedule 3.12(b): (i) all of the Material Contracts are in full force and effect and constitute the legal, valid and binding obligations of the Company and, to the Knowledge of Seller, the other parties thereto; (ii) all of the Material Contracts are enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and by equitable limitations on the availability of specific remedies; (iii) no written or, to the Knowledge of Seller, oral termination notice has been delivered by any party to any other party with respect to any Material Contract; (iv) the Company is not in breach of or default under the terms of any Material Contract and, to the Knowledge of Seller, no event has occurred or circumstance exists which with notice or lapse of time or both, would constitute a breach of or default under any such Material Contract; and (v) to the Knowledge of Seller, no other party to any such Material Contract is in breach or default under any such Material Contract. The Company has made available to Purchaser true and complete copies of each Material Contract and an accurate written description in reasonable detail of any Material Contract not reduced to writing.

3.13 Permits. Schedule 3.13 sets forth a list of all permits, licenses, approvals, franchises, certificates, consents and other authorizations of any Governmental Authority held by the Company (the “Permits”). No authorizations of any Governmental Authority other than the Permits are required in order for the Company to conduct the Business as it is now being conducted. Except as set forth in Schedule 3.13, each permit is in full force and effect and, to the Knowledge of Seller, will remain in full force and effect following the Closing. Except as set forth in Schedule 3.13, the Company is not in conflict in any material respect with or in material default or violation of any Permit. Except as set forth in Schedule 3.13, the Permits include all licenses, permits, approvals, franchises, certificates, consents, and other authorizations of any Governmental Authority required for the operation, occupancy, and use of each Facility and Facility Site and the operation of the Business as presently conducted thereon.

3.14 Compliance with Laws. The Company is not in conflict with or in default or violation of any material law applicable to the Company or the Business and no event has occurred or circumstance exists which, with or without notice or lapse of time or both, would constitute a violation or default of any material law applicable to the Company. No written notice from any Governmental Authority has been received by the Company or Seller claiming any violation of any applicable law or requiring any work, construction or expenditure, or asserting any Tax, assessment or penalty. Schedule 3.14 sets forth a description of any uncompleted improvement or remediation program required by any Governmental Authority with respect to the Real Property which requires a remaining expenditure in excess of $25,000.

3.15 Litigation. Except as disclosed in Schedule 3.15, there are no actions, grievances, charges of unfair labor practices, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or, to the Knowledge of Seller, threatened against or affecting the Company or any of its officers, directors, managers, employees, agents or members in their capacity as such, or any of its properties or businesses seeking or asserting damages in excess of $50,000. Schedule 3.15 includes a complete and accurate list of all pending actions asserted by the Company. Except as disclosed in Schedule 3.15, the Company is not subject to (a) any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority or (b) any settlement agreement with any Governmental Authority or other Person, the terms of which have not been fully performed prior to the date hereof. The Company has not entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which the Company has any continuing obligation. There are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Seller, threatened by or against Seller or the Company relating to this Agreement, the Transaction Documents or the Acquisition.

3.16 Employment Matters. Set forth on Schedule 3.16 is a true, complete and accurate list as of a recent date of the names, titles, current status (active or on leave of absence), annual compensation and all bonuses and similar payments made for the year ended December 31, 2003 for each Person who is a director, manager, officer or other salaried employee of the Company on the date hereof. Except as disclosed on Schedule 3.16: (a) there is no, and during the past two years there has been no, labor strike, picketing, slow-down, work stoppage or grievance filing or proceeding actually pending or, to the Knowledge of Seller, threatened against or involving the Company; (b) the Company is in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and all other obligations arising under any other applicable law relating to the termination of employees; (c) the Company has not effected any “plant closing” or “mass layoff” as those terms are defined in WARN (such closings and layoffs being referred to as “WARN Events”), affecting in whole or in part any facility, site of employment or operating unit of its business or any employee, without complying, in all material respects, with the notice requirements and other provisions of WARN, nor has Company taken any action which could result in a WARN Event with respect to the operations or business of the Company prior to, on or following the Closing Date; and (d) the Company has not received notice that any of the employees listed on Schedule 1.1 intends to terminate his employment with the Company or would not be willing to work for Purchaser. Except as disclosed on Schedule 3.16, (i) no employee has been (within the past five (5) years while an employee of the Company) or is currently represented by a union, labor organization or collective bargaining unit certified by the NLRB, (ii) no representation election petition has been filed by any employee since January 1, 2003 or is pending with the NLRB and (iii) no union organizing campaign involving or affecting any employee is in progress or is threatened. As of the date hereof, the Company has approximately 188 full time employees and 1 part-time employee.

3.17 Employee Benefits. Schedule 3.17 contains a complete list, as of the date hereof, of each Benefit Plan and each Multiemployer Plan. Except as set forth on Schedule 3.17, the Company has provided or made available to Purchaser true and complete copies of each Benefit Plan sponsored or maintained by the Company or in which the Company participates (“Company

Benefit Plan”) and with respect to any Company Benefit Plan that is sponsored by the Company (a “Company Sponsored Benefit Plan”) all contracts relating thereto, or to the funding thereof, including, without limitation, all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements and recordkeeping agreements, each as in effect on the date hereof. In the case of any Company Sponsored Benefit Plan that is not in written form, the Purchaser has been supplied with an accurate description of such Company Sponsored Benefit Plan as in effect on the date hereof. A true and correct copy of the most recent annual report, actuarial report, accountant’s opinion of the plan’s financial statements, summary plan description and IRS determination letter with respect to each Company Sponsored Benefit Plan, to the extent applicable, has been supplied to the Purchaser, and there have been no materially adverse changes in the financial condition in the respective plans from that stated in the annual reports and actuarial reports supplied.

Except as disclosed on Schedule 3.17:

(a) All Company Benefit Plans have been maintained and administered in form and in operation in all material respects in accordance with their terms and with all applicable requirements of law (including, in the case of any Benefit Plan which is an employee pension benefit plan, the requirements of sections 401(a) and 501(a) of the Code), and no written notice issued by any governmental authority questioning or challenging such compliance has been received by the Company and, to the Knowledge of Seller, no event has occurred which could reasonably be expected to cause any Benefit Plan to fail to comply with such requirements.

(b) Each Company Benefit Plan which is an employee pension benefit plan intended to qualify under Code section 401(a) is the subject of a favorable determination letter issued by the IRS with respect to the qualified status of such plan under section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under section 501(a) of the Code; all amendments to any such plan for which the remedial amendment period (within the meaning of section 401(b) of the Code and applicable regulations) has expired are covered by a favorable IRS determination letter.

(c) None of the assets of any Company Benefit Plan are invested in employer securities or employer real property.

(d) There have been no “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Company Benefit Plan and the Company has not engaged in any prohibited transaction.

(e) There have been no acts or omissions by the Company or, or to the Knowledge of Seller, any of its ERISA Affiliates which have given rise to material fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which the Company may be liable.

(f) None of the payments contemplated by the Benefit Plans would, with respect to any employees of the Company, in the aggregate, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to section 162(m) of the Code.

(g) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of Seller, threatened involving any Benefit Plan or the assets thereof and, to the Knowledge of Seller, no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

(h) With respect to any Benefit Plan that is subject to Title IV of ERISA:

(i) there has been no reportable event (as described in section 4043 of ERISA);

(ii) no steps have been taken to terminate any such plan.

(iii) there has been no withdrawal (within the meaning of section 4063 of ERISA) of a “substantial employer” (as defined in section 4001(a)(2) of ERISA); and

(iv) to the Knowledge of Seller, no event or condition has occurred which would reasonably be expected to constitute grounds under section 4042 of ERISA for the termination of or the appointment of a trustee to administer any such plan.

(i) None of the Company or any of its subsidiaries has any liability or contingent liability for providing, under any Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and section 4980B of the Code or applicable state law.

(j) There has been no act or omission that would impair the ability of the Company (or any successor thereto) to unilaterally amend or terminate any Company Benefit Plan sponsored or maintained by the Company.

(k) The Company does not contribute to, nor has any liability or contingent liability with respect to, a Multiemployer Plan. With respect to any Multiemployer Plan listed on Schedule 3.17 (i) all contributions have been made as required by the terms of the plans, the terms of any collective bargaining agreements and applicable law; (ii) none of the Company nor any of its ERISA Affiliates has withdrawn, partially withdrawn, or received any written, or, to the Knowledge of Seller, oral notice of any claim or demand for withdrawal liability or partial withdrawal liability with respect to such Multiemployer Plan; and (iii) none of the Seller or any of its ERISA Affiliates has received any written, or, to the Knowledge of Seller, oral notice that any such plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, that any such plan is or has been funded at a rate less than required under section 412 of the Code, or that any such plan is or may become insolvent.

3.18 No Finder. Except for Houlihan Lokey Howard & Zukin, the fees and expenses of which shall be solely the responsibility of Seller, neither Seller nor the Company has agreed to pay to any broker, finder, investment banker or any other Person a brokerage, finder’s or other fee or commission in connection with this Agreement or the Acquisition.

3.19 Environmental Matters. Except as set forth on Schedule 3.19:

(a) Since June 1, 1999, and as of the date of this Agreement, the Company has been and is in compliance with all Environmental and Safety Laws, except for such violations as would not reasonably be expected to result in expenditures in excess of $100,000 in the aggregate. During the last two years, there have been no written notices or written complaints received by the Company with respect to a violation of or a liability arising under an Environmental and Safety Law.

(b) During the last five years, the Company timely filed all material reports and notifications, and has generated and maintained all material records and data concerning their operations as are required under applicable Environmental and Safety Laws, except where the failure to so file, generate or maintain would not reasonably be expected to have a Material Adverse Effect.

(c) There is no civil, criminal or administrative action, suit, claim, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or, to the Knowledge of Seller, threatened against the Company in connection with the conduct of its business, or, to the Knowledge of Seller, associated with the Company’s predecessors, relating to or arising under any Environmental and Safety Laws.

(d) The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released, or permitted persons to be exposed to, any Hazardous Substance, except in material compliance with Environmental and Safety Laws; To the Knowledge of Seller, there are no Hazardous Substances present at any facility or property owned, leased or operated by the Company or any of their respective predecessors or affiliates that give rise to any current obligation under Environmental and Safety Laws.

(e) None of the following exists at any of the Real Property or any other facilities owned, leased or operated by the Company: underground storage tanks, landfills or open dumps, equipment containing polychlorinated biphenyls in regulated concentrations or ozone-depleting substances subject to regulation under the federal Clean Air Act or other Environmental and Safety Laws.

(f) Seller has made available to Purchaser all material reports, audits, correspondence, requests and notices of violation or potential liability in its possession or control relating to the Company’s compliance with, or liabilities arising under, Environmental and Safety Laws.

3.20 Taxes and Tax Returns. Except as set forth on Schedule 3.20:

(a) The Company has timely filed or timely requested extensions to file those Tax Returns which are currently due or, if not yet due, will timely file or timely request extensions to file all Tax Returns required to be filed by it for all Taxable periods ending on or before the Closing Date, and all such Tax Returns are, or will be when filed, true, correct and complete in all material respects;

(b) The Company has paid to the appropriate Governmental Authority, or, if payment is not yet due, will pay to the appropriate Governmental Authority, all Taxes reflected on the Company’s Tax Returns as due and payable for all Taxable periods ending before the Closing Date;

(c) The Company is not a party to any Tax allocation or Tax sharing agreement;

(d) The Company will not be treated as sold under this Agreement by a foreign person within the meaning of Section 1445(f)(3) of the Code.

(e) No election has been made under Treas. Reg. §301.7701-3 to treat the Company as a corporation for federal income tax purposes; and

(f) All Taxes that are required by law to be withheld or collected by the Company have been duly withheld or collected and, to the extent required, have been paid over to the proper governmental authority or are held in separate bank accounts for such purpose.

3.21 Customers and Suppliers. Schedule 3.21 sets forth (a) a list of the ten (10) largest customers of the Company in terms of revenue during the 2003 calendar year and through March 31, 2004 (collectively, the “Major Customers”) showing the total revenue received in such period from each customer; and (b) a list of the ten (10) largest suppliers of the Company in terms of purchases during the 2003 calendar year and through March 31, 2004 (collectively, the “Major Suppliers”) and showing the approximate aggregate amount of total purchases in each such period from each such supplier. Except to the extent set forth in Schedule 3.21, since January 1, 2004, there has not been any material dispute of the Company with, any Major Customer or Major Supplier involving in excess of $50,000. Except to the extent set forth in Schedule 3.21, no Major Customer or Major Supplier has notified the Company in writing or, to the Knowledge of Seller, orally that any such Major Customer or Major Supplier intends to reduce its purchases from or sales to (as the case may be) the Business and the Company has not received any written notice of termination or non-renewal of any contract in excess of $25,000 with any of its Major Customers or Major Suppliers.

3.22 Subsidiaries. The Company does not own, or have any contract or other right to acquire, directly or indirectly, any capital stock or other equity securities of any corporation or other entity, nor does the Company have any direct or indirect equity or ownership interest in any business other than the Business.

3.23 Insurance. Schedule 3.23 sets forth a list of each insurance policy that is currently maintained by the Company with respect to the Business. All of such insurance policies are in full force and effect, and the Company is not in material default with respect to its obligations under any such insurance policies. The Company has not been denied insurance coverage for any policy that it has attempted to obtain in the past two years, for which it was unable to obtain comparable coverage.

3.24 Title to and Sufficiency of Assets. Except as set forth on Schedule 3.24 and except for Real Property which is covered in Section 3.10, the Company has, and will have upon the purchase of the Interests by Purchaser, good and marketable title to, or a valid leasehold interest in, all tangible personal property and intangible assets used by it in the operation of the Business as presently conducted (other than Excluded Assets), free and clear of any Lien other than Permitted Liens. Such assets (together with the Real Property) constitute all the assets, properties and rights that are currently used in connection with the conduct of the Business as it is presently conducted.

3.25 Condition of Tangible Assets. Except as set forth on Schedule 3.25, all of the material tangible assets used in the conduct of the Business which constitute personal property of the Company, whether owned or leased by the Company, are in normal operating condition and repair for the operation of the Business as presently conducted, except for ordinary wear, tear, maintenance, repairs and replacements.

3.26 Tangible Assets. Contemporaneously with the execution and delivery of this Agreement, Seller shall deliver to Purchaser a depreciation schedule of recent date listing the material tangible operating assets of the Company. Except as set forth on Schedule 3.26, the Company owns all such tangible operating assets free and clear of all Liens other than Permitted Liens.

3.27 Accounts Receivable. Except as set forth on Schedule 3.27, (a) each Account Receivable represents a sale made in the ordinary course of business for a bona fide sale of goods or for services performed, and none of the Accounts Receivable has been pledged or otherwise used as collateral, and (b) the Company has performed all of its obligations to produce, process or otherwise provide the goods or perform the services to which such Account Receivable relates.

3.28 Product Warranties. Except as set forth on Schedule 3.28, the Company has not received written notice of any pending material claim or liability of the Company (or any predecessor of the Company) against the Company on account of product warranties or with respect to the manufacture, processing, sale, distribution or rental of defective products. Schedule 3.28 sets forth the aggregate dollar amount of all product liability claims filed against the Company (or any predecessor of the Company) within the past five (5) years. Schedule 3.28 sets forth copies of all written product warranties issued for the Company’s products during the past three (3) years.

3.29 Inventory. Except as set forth on Schedule 3.29, (a) the Inventory constituting raw materials and supplies is usable in the ordinary course of business; (b) the Inventory constituting finished products is of merchantable quality and is saleable in the ordinary course of business subject to an obsolescence reserve determined in a manner consistent with the Accounting Conventions; (c) none of the Inventory has been pledged or otherwise given as collateral or is held by the Company on assignment or consignment; and (d) the Inventory is reflected on the Financial Statements at the lower of cost or net realizable value.

3.30 Bank Accounts. Schedule 3.30 sets forth the name and location of each financial institution at which the Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto.

3.31 Computer System. Except as disclosed in Schedule 3.31, the software included in the Computer System is in material conformance with all agreements pursuant to which the Company received a license to the same. Except as disclosed in Schedule 3.31, to the Knowledge of Seller, the Company owns or has valid licenses to use the Computer System, including all software comprising a part thereof, and there are no defects in the same that have interrupted the Company’s operations within the past 12 months. Except as disclosed in Schedule 3.31, the use of the Computer System (including any software modifications) by the Company has not, to the Knowledge of Seller, violated or infringed upon the rights of any third parties, and the sale of the Interests to Purchaser will not result in the termination of any maintenance, service or support agreement relating to any part of the Computer System or any reduction in the services provided to the Business, warranties available to the Business or rights of the Business thereunder.

3.32 Industrial Revenue Bonds.

(a) As of the date hereof the following tax exempt bonds have been issued to finance certain facilities of the Company and, except as provided below, are outstanding in the aggregate principal amounts and have the characteristics and attributes set forth below:

(i) $4,500,000 aggregate principal amount of Limited Obligation Variable Rate 7-Day Demand Industrial Development Revenue Bonds, Series 1989 (J & F Steel Corporation Project) were issued on March 30, 1989 by Georgetown Charter Township, Michigan (the “Michigan Bonds”) to finance a new “steel service center” consisting of two slitting lines, 60 inch and 24 inch located within the corporate limits of Jenison, Michigan. The Michigan Bonds have a stated maturity date of March 1, 2009. The current outstanding principal amount is $4,500,000. The original Trustee for the Michigan Bonds was Old Kent Bank and Trust Company of Grand Rapids, and the current successor trustee is the Bank of New York Trust Company, N.A.

The Michigan Bonds are in a variable rate mode such that interest paid on the Michigan Bonds is determined weekly pursuant to a remarketing effort, and paid monthly on the fifth Business Day of each month. Citigroup is the current Remarketing Agent for the Michigan Bonds, as successor to Salomon Smith Barney, who served as Remarketing Agent from the date the Michigan Bonds were issued until April 2003. Credit and liquidity support for the Michigan Bonds is provided by a letter of credit dated March 30, 1989, issued by Societe Generale, New York Branch, pursuant to a Letter of Credit Agreement between such provider and Seller dated as of March 1, 1989. The stated expiration date of such letter of credit is April 15, 2005. There have been no other letters of credit or other credit enhancement securing the Michigan Bonds or the Borrower’s obligations with respect thereto.

(ii) $9,000,000 aggregate principal amount of Adjustable Rate Industrial Development Revenue Bonds, Series 1996 (J & F Steel Corporation Project) were issued on or about March 28, 1996 by the Town of Burns Harbor, Indiana (the “Indiana Bonds”); to finance a “steel processing manufacturing plant” located within the corporate limits of Burns Harbor, Indiana. The Indiana Bonds have a stated maturity date of March 1, 2016. The current outstanding principal amount is $9,000,000. Norwest Bank Indiana, N.A., South Bend, Indiana was the original Trustee, and the current successor trustee is Wells Fargo of Fort Wayne, Indiana.

The Indiana Bonds are in a variable rate mode such that interest paid on the Indiana Bonds is determined weekly pursuant to a remarketing effort, and paid monthly on the first Business Day of each month. Bank One Capital Markets is the current Remarketing Agent for the Michigan Bonds, as successor to Bank One, who served as Remarketing Agent from the date the Indiana Bonds were issued until April 1999. Credit and liquidity support for the Indiana Bonds is provided by a letter of credit dated March 28, 1996, issued by Societe Generale, New York Branch pursuant to a Letter of Credit Agreement between such provider and Seller dated as of March 28, 1996. The stated expiration date of such letter of credit is March 29, 2005. There have been no other letters of credit or other credit enhancement securing the Indiana Bonds or the Borrower’s obligations with respect thereto.

(iii) $5,500,000 aggregate principal amount of [Limited Obligation Variable Rate 7-Day Demand Industrial Development Revenue Bonds, Series 1991 (J & F Steel Corporation Project) were issued on October 17, 1991 by the City of Evanston, Illinois (the “Evanston IRB’s”) to finance a new “steel service center” consisting of two slitting lines, 60 inch and 24 inch located within the corporate limits of Evanston, Illinois. The Evanston IRB’s had a stated maturity date of October 1, 2006 and were redeemed in full on June 1, 2004 and the principal of, premium, if any, and interest on the Evanston IRB’s have been paid in full and the Evanston IRB’s are no longer outstanding. The provider of a letter of credit relating to the Evanston IRB’s has been paid in full for all amounts relating to its letter of credit. The Trustee for the Evanston IRB’s was JP Morgan.

(iv) No Other Tax Exempt Bonds. No other bonds, the interest on which has been treated as excludible from gross income for Federal income tax purposes are outstanding as of the date hereof, which were issued to finance any facilities used by Seller.

(v) No Inquiries from Third Parties. No municipal bond examination with respect to the Michigan Bonds, the Indiana Bonds or the Evanston IRB’s has been commenced with respect to either Bond issue. The regular certified public accountants for Seller have not raised any federal tax compliance issues with respect to the Indiana Bonds, the Michigan Bonds, the Evanston IRB’s or any other tax exempt bonds described in paragraph (iv) above, whether or not material, with management of Seller during the time that such bonds have been outstanding. There have been no investigations of the Michigan Bonds, the Indiana Bonds, the Evanston IRB’s or the circumstances surrounding their issuance and sale by any state or federal governmental regulatory agencies or authorities.

(b) Deliver Bond Transcripts. Seller has delivered to Purchaser true and complete copies of all of the offering documents, contracts, agreements and certificates which were executed and delivered in connection with the issuance and sale of each of the Michigan Bonds and the Indiana Bonds and identified on the closing memorandum and the table of contents, respectively, accompanying copies of the documents for the Michigan Bonds and the Indiana Bonds (respectively, the “Bond Transcripts”).

(c) Deliver all Amendments of Bond Documents. Seller has delivered to Purchaser true and complete copies of any and all amendments, supplements or other written modifications to any trust indenture, loan agreement, lease agreement, sub-lease agreement, mortgage, security agreement, remarketing agreement, official statement, remarketing circular or similar offering document pertaining to either the Michigan Bonds or the Indiana Bonds.

3.33 Accuracy of Statements. This Agreement (including the Confidentiality Agreement and the schedules incorporated by reference herein) and the Accounting Conventions do not contain and will not contain any untrue statement of a material fact and do not omit and will not omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller and the Company to enter into this Agreement and to consummate the Acquisition, Purchaser represents and warrants to Seller and the Company as follows:

4.1 Organization and Qualification. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing that do not have a material adverse effect on Purchaser.

4.2 Authority Relative to this Agreement. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition. The execution and delivery of this Agreement and such other Transaction Documents by Purchaser and the consummation by Purchaser of the Acquisition have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Acquisition. This Agreement and such other Transaction Documents have been or will be duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by Seller and the Company, this Agreement constitutes, and each other Transaction Document upon execution will constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity).

4.3 No Conflict. The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not: (a) conflict with or violate any provision of the certificate of incorporation or by-laws of Purchaser; (b) assuming that all filings and notifications described in Section 4.4 have been made, conflict with or violate any law or order applicable to Purchaser or by which Purchaser or any of its assets or properties is bound or affected; or (c) result in any breach of or constitute a default under, or require notice or consent under, any mortgage, indenture, deed of trust, lease, contract, agreement, license or other instrument to which Purchaser is a party or by which Purchaser’s assets or properties are bound, or result in the creation of a material Lien on any asset or property of Purchaser, except in the case of clauses (b) and (c), for any conflict, violation, breach or default that would not reasonably be expected to have a material adverse effect on Purchaser.

4.4 Required Filings and Consents. The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Purchaser with or notification by Purchaser to, any Governmental Authority, except for: (a) the filing of a Notification and Report Form pursuant to the HSR Act and the expiration or earlier termination of the applicable waiting period thereunder with respect to the Acquisition and (b) such consents, approvals, authorizations, permits and filings the failure of which to obtain would not reasonably be expected to have a material adverse effect on Purchaser.

4.5 No Finder. Purchaser has not agreed to pay to any broker, finder, investment banker or any other Person a brokerage, finder’s or other fee or commission in connection with this Agreement or the Acquisition.

4.6 Ability to Close. Purchaser will have available to it at Closing cash sufficient to enable it to consummate the Acquisition and to fulfill its other obligations under the Transaction Documents. Purchaser’s ability to consummate the Acquisition is not dependent or contingent on obtaining financing.

4.7 No Litigation. As of the date hereof, there is no claim, action, suit or proceeding pending or, to the knowledge of Purchaser, threatened, before any Governmental Authority that prohibits or restricts, or seeks to prohibit or restrict, the consummation of the Acquisition.

4.8 Investment Representation. Purchaser is acquiring the Interests solely for investment purposes and solely for its own account, without any present intention to resell, redistribute or fractionalize such Interests.

ARTICLE V

ADDITIONAL COVENANTS

5.1 Preservation of Business.

(a) From the date hereof through the Closing Date, except as contemplated by this Agreement or described on Schedule 5.1, Seller shall cause the Company to operate only in the ordinary and usual course of business consistent with past practice and shall use commercially reasonable efforts to preserve the good will and current relationships with customers, suppliers, employees and other Persons material to the operation of the Business.

(b) Without limiting the generality of Section 5.1(a), during the period from the date of this Agreement to the Closing Date, except as set forth on Schedule 5.1 or as expressly permitted by this Agreement, Seller shall not permit the Company to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

(i) sell or transfer any material amount of its assets, properties, rights or interests used in the Business, other than sales of inventory and disposal of obsolete, damaged or defective inventory or other assets, in each case, in the ordinary course of business and consistent with past practice;

(ii) increase the salary, bonus or other compensation payable to any current or former officer, employee, manager or director of the Company, other than in the ordinary course of business consistent with past practice;

(iii) hire any employees, except in the ordinary course of business consistent with past practice;

(iv) enter into any new, or amend any existing Benefit Plan, except to the extent required by applicable law;

(v) enter into, terminate or amend in any material respect any Material Contract involving a total remaining commitment of $100,000 or more, other than in the ordinary course of business consistent with past practice, or fail to notify Purchaser upon the receipt of written notice of termination of any Material Contract;

(vi) waive, release or cancel any material claims against third parties or material debts owing to the Company;

(vii) make or enter into a Contract to make any capital expenditures or capital additions or betterments in excess of $100,000, whether individually or as a part of related transactions;

(viii) dispose of any Company Intellectual Property or permit the lapse in registration of any Intellectual Property owned by the Company;

(ix) make any material changes in its manner of collecting accounts receivable or paying accounts payable;

(x) change its accounting methods, systems, policies, principles or practices, except for any such change required by reason of a concurrent change in GAAP;

(xi) incur debt for borrowed money (other than for trade payables or accrued expenses in the ordinary course of business consistent with past practice);

(xii) assume or guarantee (whether directly, contingently or otherwise) the obligations of any other Person other than by endorsement of checks in the ordinary course of business consistent with past practice;

(xiii) acquire or lease any assets other than in the ordinary course of business consistent with past practice;

(xiv) permit the creation of any Lien other than a Permitted Lien over any of its assets other than in the ordinary course of business consistent with past practice;

(xv) fail to notify Purchaser in the event that (a) the Company receives notice in writing or, to the Knowledge of Seller, orally that any Major Customer or Major Supplier intends to reduce its aggregate purchases from or sales to (as the case may be) the Company in any material respect for the calendar year 2004, or (b) the Company receives written notice of termination or non-renewal of any Contract with any of its Major Customers or Major Suppliers other than the termination or modification of purchase orders in the ordinary course of business;

(xvi) enter into any Contract with any Affiliate, member, manager, director, officer or employee or any of the respective Affiliates of such individuals other than (1) in connection with the purchase of steel and steel products in the ordinary course of business consistent with past practice or (2) on terms that are not less favorable than arm’s length terms;

(xvii) other than with respect to the Excluded Assets, declare, set aside or pay any dividend or distribution (whether in cash, stock or property);

(xviii) amend the certificate of formation or operating agreement of the Company or make any changes in its equity (including issued and outstanding interests);

(xix) enter into any agreement with respect to, or otherwise amend, any collective bargaining agreement; and

(xx) enter into any agreement to take any of the actions set forth in subsections (i) through (xix) of this Section 5.1(b).

(c) Without limiting the generality of Section 5.1(a), during the period from the date of this Agreement to the Closing Date, except as set forth on Schedule 5.1 or as expressly permitted by this Agreement, Seller shall cause the Company to (i) maintain its books, accounts and records in the usual, regular and ordinary manner, and on a basis consistent with the Accounting Conventions, and (ii) duly comply in all material respects with applicable laws.

(d) Any Contract which requires the prior written consent of Purchaser pursuant to Section 5.1(b) and which is entered into or incurred with the prior written consent of Purchaser shall be deemed included on the appropriate Schedules to this Agreement. Either party shall have the right to update the Schedules to include any such Contract. Any Contract entered into or incurred in violation of Section 5.1(b) shall not be included on any of the Schedules to this Agreement absent the written consent of Purchaser.

5.2 Consents, Filings and Authorizations; Efforts to Consummate. As promptly as practicable after the date hereof, Purchaser and Seller shall make all filings and submissions under such laws as are applicable to them or to their respective Affiliates, including the filing of a Notification and Report Form pursuant to the HSR Act, and as may be required for the consummation of the Acquisition in accordance with the terms of this Agreement. Purchaser and Seller shall consult with each other prior to any such filing, and neither Party shall make any such filing or submission to which the other Party reasonably objects in writing. All such filings shall comply in form and content in all material respects with applicable laws. No agreement that could have a negative impact on the Business will be made by Seller with any third party to obtain any consent or approval to the transactions contemplated hereby, except in accordance with a plan previously agreed to by Purchaser. Subject to the terms and conditions herein, each Party, without payment or further consideration, shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable: (a) to cause the conditions to the obligations of each Party to consummate the Acquisition to be satisfied as soon as reasonably practicable and (b) under applicable laws, permits and orders, to consummate and make effective the Acquisition as soon as reasonably practicable, including obtaining all consents required in connection with such Party’s consummation of the Acquisition.

5.3 Notices of Certain Events. Prior to the Closing Date, each of Seller and Purchaser shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition;

(b) any written notice or other oral or written communication from any Governmental Authority in connection with the Acquisition;

(c) any notice required to be delivered pursuant to Section 5.1; and

(d) any change that would reasonably be expected to have a Material Adverse Effect, or would reasonably be expected to materially delay or impede the ability of either Seller or Purchaser to perform its obligations under this Agreement and to consummate the Acquisition.

5.4 Public Announcements. From and after the date of this Agreement until the Closing Date and thereafter, Purchaser and Seller agree not to make (and shall cause their Affiliates not to make) any public announcement or other disclosure concerning this Agreement or the transactions contemplated herein without obtaining the prior written consent of the other Party as to form, content and timing (such consent not to be unreasonably withheld except that Seller shall have the absolute right to withhold consent to the publication or release of the

Purchase Price and, if such consent is withheld, Purchaser shall not make any public announcement or disclosure thereof); provided, however, that the foregoing shall not restrict (a) any Party (or any Affiliate of Seller or Purchaser) from making any public announcement or disclosure as may be required by applicable law (including the rules of any stock exchange or other self-regulated body) if such Party (or Affiliate thereof) gives the other Party prompt written notice of the proposed disclosure, or (b) the Company from informing its employees and agents about the Acquisition, the Transaction Documents and the transactions contemplated hereby and thereby.

5.5 Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the earlier to occur of the Closing Date or the date this Agreement shall be terminated pursuant to Article VII hereof, upon reasonable notice and subject to applicable law relating to the exchange of information and to confidentiality obligations of the Company entered into prior to the date hereof, the Company shall afford to Purchaser’s Representatives access during normal business hours to such properties, books, records, contracts, commitments, operations, personnel and other information of the Company relating to the Business as Purchaser may reasonably request. Without limiting the foregoing, upon reasonable notice to Seller and during normal business hours, Seller shall cause Purchaser and its Representatives to have access to the books and records of the Company to perform auditing procedures and to the Real Property to perform such environmental tests and compliance audits (including, without limitation, “phase-1” and “phase-2” testing, soil borings and sampling and analysis of soil and groundwater) and other tests as Purchaser or its representatives may reasonably determine (in their sole discretion, but after consultation with Seller), including constructing wells for testing the location, nature or degree of any groundwater contamination. All such environmental testing shall be conducted in a manner intended to avoid unreasonable disruption of the Company’s business. Such environmental tests and compliance audits shall be completed promptly and written reports of the results thereof shall be delivered to Seller within fifteen (15) Business Days thereafter. In the event that Purchaser’s due diligence reveals any condition of the Real Property that in Purchaser’s judgment requires disclosure to any Governmental Authority, Purchaser shall promptly notify Seller and the Company thereof. In such event, the Company, and not Purchaser or any Person acting on Purchaser’s behalf, shall make such disclosures to the extent agreed with Purchaser; provided, that nothing herein shall restrict the Company or Purchaser from making disclosures the Company deems appropriate or necessary. Notwithstanding the foregoing, Purchaser may disclose matters concerning the Real Property to a Governmental Authority if: (i) Purchaser reasonably believes that Purchaser is required by law to make such disclosure, (ii) Purchaser gives Seller and the Company not less than five (5) days’ prior written notice of the proposed disclosure along with the factual and legal basis for the required disclosure, and (c) the Company continues its failure to make the disclosure. In addition, Seller, the Company and Purchaser shall cooperate in planning for an orderly transition of the ownership and operation of the Company, which may include visits by Purchaser to the facilities of the Company or any remote location where any Books and Records are maintained or processed and meetings with Management and employees.

(b) Purchaser acknowledges that except for disclosures to Purchaser’s Representatives as contemplated by this Section 5.5, the information provided to Purchaser and its Representatives in connection with the Acquisition and this Agreement is subject to, and

Purchaser shall, and shall cause its Representatives to, fully comply with the provisions of, that certain Confidentiality Agreement, dated as of December 22, 2003, between Purchaser and Houlihan Lokey Howard & Zukin, acting on behalf of Seller (the “Confidentiality Agreement”), the terms of which are incorporated herein by this reference. Upon the Closing, the obligations of Purchaser pursuant to the Confidentiality Agreement shall terminate with respect to information concerning the Company.

(c) Purchaser acknowledges that its access to the Company’s facilities in connection with the Acquisition and this Agreement is subject to the following conditions: (i) Purchaser shall engage the Environmental Consultant to perform the testing specified in Section 5.5(a); (ii) the Environmental Consultant shall maintain liability insurance in the amount of not less than $2,000,000 with the Company as an additional insured, and shall provide Seller with a certificate of insurance evidencing such coverage before commencement of any such testing, (iii) no Representative of Purchaser other than the Environmental Consultant shall perform any intrusive testing at any Facility Site.

(d) Seller acknowledges that Purchaser’s costs and expenses for the engagement of the Environmental Consultant, as specified in Sections 5.5(a) and (c), shall be borne by Seller and Purchaser in equal shares, however, in no event shall Seller be liable for any portion of such costs and expenses in excess of $37,500. Purchaser shall, on the Closing Date, provide Seller with an accounting of the actual costs and expenses of the Environmental Consultant’s performance of the investigation and testing specified in Sections 5.5(a) and (c). Seller shall, within 30 days of the Closing Date, reimburse Purchaser for Seller’s share of such costs and expenses. In the event that this Agreement is terminated pursuant to Section 7.1, Purchaser shall provide Seller with such an accounting within 30 days thereof, and Seller shall, within 30 days of receipt of such an accounting, reimburse Purchaser for Seller’s share of such costs and expenses.

(e) From and after the Closing Date, except to the extent expressly required by applicable law or court order, Seller shall, and shall cause its Affiliates to, keep secret and confidential all proprietary, non-public information concerning the Company and the Company’s assets and not disclose the same, directly or indirectly, to any other Person, or use the same in any way; provided, however, that nothing herein shall restrict Seller’s or its Affiliates’ disclosure or use of information that (i) becomes known to the public without fault of Seller or its Affiliates, (ii) is obtained by Seller or its Affiliates from a third party who is lawfully in possession of such information and not subject to a confidentiality obligation in favor of Purchaser; or (iii) is independently developed by Seller or its Affiliate.

5.6 Non-Competition.

(a) In order to induce Purchaser to enter into this Agreement, and subject to the exceptions set forth below in this Section 5.6, Seller expressly covenants and agrees that (i) for a period of three (3) years from and after the Closing Date, neither Seller nor any of its Affiliates shall without the prior express written consent of Purchaser (A) own, manage, operate or control any business, individual, partnership, firm, corporation or other entity which is engaged, directly or indirectly, in the Business within a 250-mile radius of any Facility Site or (B) interfere or attempt to interfere with any business relationship between any third party and

Purchaser or any of its Affiliates in connection with Purchaser’s or its Affiliates’ engaging in the Business within a 250-mile radius of any Facility Site, or (ii) for a period of two (2) years from and after the Closing Date, solicit or encourage any officer, employee, consultant or agent employed or exclusively retained by the Company on the Closing Date to leave the employ or exclusive retention of the Company, other than through a general solicitation that does not specifically target employees or consultants of the Company; provided, that nothing in this Section 5.6 shall limit, prohibit or restrict Seller or any of its Affiliates from (1) engaging in the Business in any geographic location other than within a 250-mile radius of any Facility Site; (2) owning, directly or indirectly, solely as an investment, publicly-traded securities of an entity which engages in the Business if Seller and its Affiliates do not, collectively, own more than five percent (5%) of any class of securities of such entity; (3) acquiring, and thereafter owning or operating in any territory or jurisdiction (including within a 250-mile radius of any Facility Site), any company or business having revenues from conducting the Business within a 250-mile radius of any Facility Site which represent not more than twenty percent (20%) of the total revenues of the acquired company or business in the fiscal year of such company or business immediately preceding the acquisition; (4) otherwise operating the respective businesses of Seller’s other Affiliates in substantially the same manner as such businesses are operated on the date hereof other than with respect to sales that would compete with the sales of the Company in the operation of the Business, provided, however, that neither Seller nor any of its Affiliates will engage in the Business; or (5) the bona fide arms length sale of products or provision of services, each in the ordinary course of business, to any Person engaged in the Business, provided that in the event the Company desires to purchase any such products or services from Seller or its Affiliates, the price and other terms related to the provision of such products or services shall be no less favorable than the price and other terms offered to any other customer of Seller or its Affiliates located in the United States of America which other customer buys the products or services in similar quantities, has a similar claims history and a similar credit profile. Notwithstanding the foregoing, Seller’s or its Affiliates’ operations for the production of welded blanks shall not be in any way restricted pursuant to this Section 5.6, nor shall the restrictions contained herein be applicable to Seller’s Affiliate Gonvarri.

(b) Seller and Purchaser expressly agree that the remedies at law for any breach of the provisions of this Section 5.6 may be inadequate and that, in addition to any other remedies that Purchaser may have, Purchaser shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving actual damages or posting bond. To the extent that any part of this Section 5.6 may be invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the extent that a court of competent jurisdiction shall determine that such part, if more limited in scope, would have been enforceable. Seller and Purchaser acknowledge that Purchaser would not enter into this Agreement or acquire the Interests unless Seller and Purchaser agreed to the provisions of this Section 5.6.

5.7 Exclusivity. From the date hereof through the earlier of the Closing Date or the termination of this Agreement, except as expressly provided in this Agreement or any other Transaction Document, neither Seller, the Company nor any of their respective Representatives or Affiliates shall, directly or indirectly, solicit, initiate, encourage, respond favorably to inquiries or proposals from, or provide any information to, or participate in any discussions or negotiations with, any Person (other than Purchaser and its Representatives) concerning (a) any merger, sale of all or substantially of the Company’s assets, acquisition, business combination, change of control or other similar transaction involving the Company, or (b) any purchase or other acquisition by any Person of any Interests of the Company. Seller or the Company shall promptly advise Purchaser of, and communicate to Purchaser in writing the terms and conditions of (and the identity of the Person making), any such inquiry, proposal or offer received.

5.8 Transfer Taxes. Purchaser and Seller shall each be liable for fifty percent (50%) of all state and local transaction taxes such as excise, sales and use, gross receipts taxes, real estate transfer and similar taxes arising from the transactions contemplated by this Agreement.

5.9 Interim Financial Statements. As soon as practicable after the end of each calendar month prior to the Closing Date, Seller shall provide to Purchaser unaudited, interim financial statements of the Company, consisting of a balance sheet as of the end of such month and an income statement for that month and for the portion of the calendar year then ended.

5.10 Maintenance of Insurance. The Company shall maintain insurance comparable to its existing insurance coverage through the Closing Date, and shall not allow any breach, default, termination or cancellation of such insurance policies or agreements to occur or exist without curing the same within the applicable cure period. Seller shall, at Seller’s cost, maintain public and product liability insurance through the second anniversary of the Closing Date for the Company’s actions during periods prior to the Closing Date and shall not allow any breach, default, termination or cancellation of such insurance to occur or exist without curing the same within the applicable cure period. Upon the request of Purchaser, Seller shall provide Purchaser with insurance certificates showing that such coverage is in effect and that such coverage cannot be cancelled or limited without 30 days’ prior written notice to Purchaser.

5.11 Product Claims.

(a) Seller shall be solely responsible for any and all claims for injury (including death), claims for damages, direct or consequential (solely with respect to third party claims), claims for warranty and other claims resulting from or connected with goods shipped or services provided by the Company on or before the Closing Date to the extent, but only to the extent, that such claims exceed any reserves therefor set forth in the Closing Balance Sheet. Seller shall have no liability for claims resulting from or connected with goods shipped or services provided by the Company after the Closing Date.

(b) Purchaser and the Company shall be responsible for any and all claims for injury (including death), claims for damage, direct or consequential, warranty and other claims resulting from or connected with goods shipped or services provided by the Company on or before the Closing Date to the extent, but only to the extent, that such claims do not exceed any reserves therefor set forth on the Closing Balance Sheet. Purchaser and the Company shall have liability for all claims resulting from or connected with goods shipped or services provided by the Company after the Closing Date.

(c) Seller shall have the right to conduct all inspections and to control all negotiations with insurance companies and other third parties in respect of claims for which Seller may be liable under Section 5.11(a) provided that Seller keeps Purchaser reasonably informed of the status of such claims.

5.12 Expenses. Except as otherwise specifically provided in this Agreement, each Party shall bear its own expenses incurred in connection with the preparation, execution and performance of the Transaction Documents, its due diligence investigation and the consummation of the Acquisition, including all fees and expenses of such Party’s Representatives. Without limiting the generality of the foregoing Purchaser and Seller shall each be responsible for paying fifty percent (50%) of the following:

(a) the filing fees required in connection with the filing of Purchaser’s Notification and Report Form under the HSR Act,

(b) all costs and expenses in connection with obtaining the title policies for the Facilities,

(c) redemption costs and expenses of the Outstanding Bonds other than Redemption L/C Fees, it being specifically agreed that the cost of establishment of the Bond Escrows, other than the portion thereof directly attributable to the Redemption L/C Fees, shall be excluded from the redemption costs and expenses shared by Purchaser and Seller pursuant to this Section 5.12(c),

(d) all Redemption L/C Fees attributable to the period subsequent to the Closing Date,

(e) fees and expenses of the Environmental Consultant of up to $75,000 in the aggregate, provided that Purchaser shall pay all fees and expenses in excess of $75,000, and

(f) all costs and expenses of establishing the interest paying, joint signature account with Harris Trust and Savings Bank.

5.13 Supplements to Disclosure Schedules. Seller shall have the right until the Closing Date to amend or supplement the Schedules attached to this Agreement with respect to any matter hereafter arising. No information provided pursuant to this Section 5.13, however, shall be deemed to cure any breach of any representation, warranty or covenant in this Agreement existing at the date hereof.

5.14 Discussions with Unions, Customers and Suppliers.

(a) Subject to reasonable prior notice and the ability of the Company to participate, if it so chooses, Seller and the Company shall facilitate Purchaser’s ability to meet with the Company’s customers. This shall include making members of the Company’s management available in preparation for such meetings and providing Purchaser in good faith with customer information as is available in the Company’s books and records including work papers, purchase orders and correspondence, and such other information as Purchaser may reasonably request. The parties agree that the provisions of the Confidentiality Agreement shall be waived to the extent necessary (i) to facilitate the customer meetings contemplated by Section 5.14(b), and (ii) to permit Purchaser and its Representatives to discuss with a district-level (but not the Company’s local) representative of the United Steelworkers of America regarding post-Closing matters.

(b) Seller shall arrange for Purchaser to meet with the customers set forth on Schedule 5.14 as soon as practicable after the date hereof, and Purchaser shall diligently and on a priority basis pursue such meetings. In the event that Purchaser is not reasonably satisfied with the results of such customer visits and its customer due diligence review, it may terminate this Agreement in its sole discretion; provided that, for any such termination to be effective, written notice of such termination must be received by Seller no later than seven Business Days after the date of the last customer visit which results in Purchaser having completed one visit with each customer identified on Schedule 5.14. If Purchaser shall fail to timely deliver such notice of termination to Seller, Purchaser’s failure to be satisfied with Seller’s customer relationships shall in no event be a basis for Purchaser’s refusing to consummate the transactions contemplated hereby. Notwithstanding anything herein to the contrary, if Purchaser shall fail to be satisfied with any customer visit due to an indication from such customer that it may curtail or terminate its business relationship with the Company as a result of the ownership, operations or control of the Company by Purchaser, then Purchaser may not terminate this Agreement as a result of its dissatisfaction with such customer visit.

5.15 Substitute Collateral. Purchaser shall provide such substitute letters of credit, guarantees and other collateral as may be reasonably necessary for the release of Seller’s and its Affiliates’ guarantees of Company obligations to third parties set forth in Schedule 5.15. Seller’s Affiliate’s guaranty of the Bond L/Cs shall not be released until permitted under the agreements governing the Outstanding Bonds and Purchaser shall cooperate in accordance with Section 5.16.

5.16 Cooperation Regarding Outstanding Bonds.

(a) Seller and Purchaser shall use their best efforts to provide for the redemption of each issue of the Outstanding Bonds as soon as reasonably possible following the Closing Date. The parties agree that: (i) each issue of Outstanding Bonds shall be redeemed on the earliest practicable redemption date therefor; (ii) notices for the redemption thereof shall be sent to the relevant notice parties on the Closing Date; (iii) Seller and the Company shall, prior to the Closing Date, negotiate with the provider of the letters of the credit securing the Outstanding Bonds (the “Bond L/Cs”) terms reasonably acceptable to Seller and the Company and Purchaser under which the liens, guaranties, encumbrances and other security for the Bond L/Cs will be released (other than the Seller’s Affiliate’s guaranty referred to in Section 5.15) on the Closing Date and any breaches thereunder waived in exchange for the establishment of a Bond Escrow (defined below) for each issue of the Outstanding Bonds; (iv) on the Closing Date Purchaser and Seller, as provided below, shall fund, with same-day funds, the Bond Escrows, and (v) after the Closing, each of Seller, Purchaser and the Company shall take any such further actions as may be required by it to cause the redemption of the Outstanding Bonds. As used herein, “Bond Escrow” with respect to an issue of Outstanding Bonds shall mean an irrevocable escrow securing the Company’s obligations relating to the Bond L/C with respect to such Outstanding Bonds until the date selected for redemption of such Outstanding Bonds, which escrow shall, without interim investment, be sufficient to pay, on the redemption date, (w) the principal of and any redemption premium of the Outstanding Bonds which shall be funded by Purchaser, (x) interest accrued on the Outstanding Bonds through the Closing Date, which shall be funded by Seller, (y) interest to accrue on the Outstanding Bonds from the Closing Date until the redemption date assuming the Outstanding Bonds bear interest at the maximum rate possible therefore under the terms thereof which shall be funded by Purchaser, and (z) all quarterly, draw, advance or other fees payable in respect of the Bond L/C through such redemption date (such fees payable under the Bond L/C to be referred to herein as the “Redemption L/C Fees”), which Redemption L/C Fees shall be funded in accordance with Section 5.12. Upon the redemption of the Outstanding Bonds, any amounts remaining in the Bond Escrows, other than amounts deposited for payment of Redemption L/C Fees, shall be the property of Purchaser, and Purchaser and the Company shall use commercially reasonable efforts with respect to each series of Outstanding Bonds to cause the trustee therefore to return each Bond L/C to the provider thereof and, to otherwise permit the release of the Sellers’ Affiliate Guaranty referred to in Section 5.15 as soon as practicable in accordance with such Section. Notwithstanding the foregoing, if Seller and the Company shall be unsuccessful in negotiating with the provider of the Bond L/Cs for the complete release of all security for the Bond L/C with respect to a financing on the Closing Date, the parties agree to cooperate in good faith to provide for the redemption of the Outstanding Bonds as expediently as possible in a manner reasonably acceptable to both parties.

(b) Following the respective redemption dates of each issue of the Outstanding Bonds, the Company shall provide to the Seller such records and information as are reasonably required in order to permit Seller to perform any calculations required under Section 148 of the Code, it being further agreed among the parties that the responsibility for any payment required under such Section 148 shall be a Retained Liability, but the Company shall cooperate with Seller (at Seller’s sole cost and expense) in making any required filings and payment.

5.17 Industrial Revenue Bonds and the IRS. (a) In the event of the commencement of any examination of any issue of Industrial Revenue Bonds by the IRS for compliance with the requirements of the Code, (i) Purchaser and the Company will give notice thereof to the Seller as soon as possible after they, or either of them, receives notice, and (ii) the Seller will also give notice to Purchaser and the Company as soon as possible after it receives any notice of the commencement of such an examination.

(b) The Seller will fully and promptly cooperate with the Purchaser, the Company and the municipal issuer of the Outstanding Bonds under audit in responding to any such examination. The Purchaser and the Company will fully and promptly cooperate with the Seller and the municipal issuer of the Outstanding Bonds under audit in responding to any such examination.

(c) In the event of such an IRS examination of any issue of Industrial Revenue Bonds, Seller will pay the fees and expenses of counsel selected by Seller and reasonably satisfactory to Purchaser to respond to such IRS examination, which counsel shall be directed to keep Seller and Purchaser fully and promptly informed of the status of such examination.

(d) Seller shall not settle any examination with the IRS without the written consent of the Company and Purchaser (which shall not be unreasonably withheld) that: (i) does not provide for the IRS to give an unconditional release to the Company and the Purchaser with respect to the disputed matters; (ii) involves relief other than monetary damages; or (iii) evidences restrictions or conditions to the operation of the business of the Company or

Purchaser. In any event, Seller shall pay any amount required by the IRS in order to obtain an agreement by the IRS not to tax the owners of the Industrial Revenue Bonds on any interest paid to such bond owners.

(e) In the event that the IRS taxes any interest paid to any owners of the Industrial Revenue Bonds, Seller will indemnify and hold harmless the Purchaser Indemnitees from and against any and all claims, causes of action, damages and costs which may arise out of the taxation of interest paid on any Industrial Revenue Bonds, and which are incurred by the Purchaser Indemnitees.

5.18 Estoppel Certificates. Seller and the Company shall cooperate in good faith with Purchaser’s obtaining estoppel certificates from landlords of the Company under any material real or personal property leases and other leases, agreements, mortgages, declarations or similar documents that are Liens, in form and substance satisfactory to Purchaser. Nothing herein shall require Seller or the Company to pay funds or assume liabilities in connection therewith.

5.19 Payment of Stay Bonuses. At the Closing, the Company shall pay to each Person identified on Schedule 5.19 the amount set forth opposite such person’s name. Notwithstanding anything to the contrary herein, each such payment shall be recorded on the Closing Balance Sheet as if it was made immediately prior to the Closing, so as to reduce the Net Assets of the Company reflected on the Closing Balance Sheet.

5.20 Audited Financial Statements. Seller shall provide reasonable cooperation and assistance, including, without limitation, providing copies of management response letters for 2001, 2002 and 2003 (and shall instruct its independent accountants to provide reasonable cooperation and assistance) to permit Purchaser to prepare audited financial statements of the Company for 2001, 2002 and 2003 at Purchaser’s sole cost and expense. Seller shall deliver the Audited Balance Sheet and related audit opinion as soon as practicable, but in no event later than seven days prior to the Closing, and the Audited Balance Sheet shall not differ in any material and adverse respect from the unaudited balance sheet for the 12-month period ended December 31, 2003 included in the Financial Statements.

5.21 Estoppel Certificates. Seller shall use commercially reasonable efforts to obtain, prior to Closing, fully-executed estoppel certificates for the benefit of the Company and Purchaser substantially in the form attached hereto as Exhibit E, (i) with respect to the Corporate Park Subdivision Covenants set forth in Special Warranty Deed, dated December 27, 1983 and recorded as Instrument NO. U8 8668, as amended by Amendment to Corporate Park Subdivision Covenants, dated June 24, 1993 and recorded as Instrument No. DR 7343, affecting the Memphis, Tennessee Facility Site, from Metropolitan Life Insurance Company (or its Manager, Vantage-Memphis, Inc., if acting in such capacity); (ii) with respect to the Agreement and Declaration of Property Owners Association, dated March 25, 1996 and recorded as Instrument No. 96-07299, as amended by Declaration of Amendment to Agreement and Declaration of Property Owners Association, dated July 17, 1996, affecting the Burns Harbor, Indiana Facility Site, from the P.O.A. and Declarant therein defined; and (iii) with respect to the Covenants and Restrictions of the Georgetown Industrial Center No. 3, recorded in Liber 1214, Page 798, affecting the Jenison, Michigan Facility Site, from Georgetown Industrial Park Co. and the Property Owners Association therein identified; or, in each case, the lawful, permitted and duly acting successor, assign or designee with respect to such party’s rights and obligations thereunder, each executed without material qualification.

5.22 Resale Tax Exemption. Seller shall use commercially reasonable efforts to obtain resale tax certificates for those customers specifically identified to Seller by Purchaser in writing no later than 15 days prior to Closing.

5.23 Joint Signature Account. No later than five (5) Business Days prior to Closing, Purchaser and Seller shall establish an interest-bearing joint signature account at Harris Trust and Savings Bank and shall execute and deliver all signature cards and other documentation to establish such account.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of Seller and Purchaser. The obligations of Seller and Purchaser to consummate the Acquisition are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions on or prior to the Closing Date:

(a) No Injunction. No provision of any applicable law shall be in effect that prohibits or restricts the consummation of the Acquisition; no order of any court or Governmental Authority shall have been entered that enjoins, restrains or prohibits this Agreement or the Acquisition; no action shall be pending or, to the knowledge of the Parties, threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the Acquisition;

(b) HSR. All waiting periods applicable to the consummation of the Acquisition under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the Acquisition, which action shall not have been withdrawn or terminated; and

(c) Consents. Seller and the Company shall have obtained the third party consents listed on Schedule 6.1(c).

6.2 Conditions to Obligation of Seller. The obligation of Seller to consummate the Acquisition is subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in whole or in part by Seller:

(a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall have been true and correct when made and on and as of the Closing as if made at and as of the Closing, except, for breaches that are not, when considered in the aggregate, material and adverse to the ability of Purchaser to consummate the Acquisition.

(b) Performance. Purchaser shall have performed and complied in all material respects with the agreements, obligations and covenants required to be performed or complied with by it on or prior to the Closing Date.

(c) Purchase Price. The Purchase Price shall have been paid by Purchaser in accordance with Section 2.2.

(d) Deliveries to Seller. Purchaser shall have delivered to Seller the following:

(i) A certificate, dated the Closing Date, of an executive officer of Purchaser confirming the matters set forth in Section 6.2(a) and (b);

(ii) A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of Purchaser certifying, among other things, that attached or appended to such certificate: (A) is a true and correct copy of the certificate of incorporation and by-laws of Purchaser, and all amendments thereto; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors, authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Purchaser pursuant hereto; and (C) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and the other Transaction Documents to which Purchaser is a party;

(iii) A certificate of good standing from the appropriate state agency, dated as of a recent date, certifying that Purchaser is in good standing in the State of Delaware; and

(iv) Evidence of the establishment of the interest-bearing joint signature account with Harris Trust and Savings Bank.

(e) Release of Guaranties. Seller and its Affiliates shall have received a full and unconditional release of their obligations under the guaranty of the Company set forth as the first item of Schedule 5.16.

6.3 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Acquisition is subject to the fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in whole or in part by Purchaser:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement (after giving effect to any schedule updates deemed made or otherwise permitted under Section 5.1(d)), shall have been true and correct when made and on and as of the Closing as if made at and as of the Closing (other than representations and warranties which address matters only as of a certain date, which shall have been true and correct as of such certain date) except, in each case, for breaches that are not, when considered in the aggregate, material and adverse to the Business; provided that any breach of the Title and Authorization Warranties, Section 3.7 or Section 3.8 shall be deemed to be material and adverse to the Business.

(b) Performance. Seller and the Company shall have performed and complied in all material respects with the agreements, obligations and covenants required to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. During the period from the date hereof to the Closing Date, there shall not have occurred and be continuing any Material Adverse Effect (whether or not disclosed in any schedule updates delivered by the Company pursuant to Section 5.13).

(d) Title and Survey.

(i) Seller shall have furnished to Purchaser, the Title Insurer and such other parties as Purchaser shall designate, and Purchaser shall have approved in writing on or prior to the sixth (6th) Business Day following Purchaser’s receipt of the Survey for such Facility Site, a Survey for each Facility Site, showing each such Facility Site to be subject to no encroachments, violations of any exceptions to title, violations of any applicable zoning codes, matters indicating rights of third parties, the failure of a Property to abut upon and to have direct vehicular and pedestrian access for ingress and egress to and from a physically open and dedicated street (or in the case only of the Burns Harbor, Indiana Facility Site, such access provided to all of the property indirectly pursuant to an appurtenant insured easement by way of a physically open public or private drive) or other adverse matters that are reasonably unacceptable to Purchaser (including floodplains or wetlands, but excluding the encroachment at the Middletown, Ohio Facility Site referenced on Schedule 3.10), except for such matters, that when considered individually or in the aggregate, are not material and adverse to the operation or use of the Facility Site.

(ii) For each Facility Site, Seller shall have furnished to Purchaser a Title Commitment and a copy of each document to which reference is made in such Title Commitment. If any Title Commitment discloses exceptions to title other than the Permitted Real Property Title Exceptions and liens or encumbrances of a definite or ascertainable amount which can be removed by the payment of money at Closing in an amount not in excess of the amount to be paid by Purchaser hereunder on the Closing Date, which Seller shall so remove on or before the Closing Date, Seller shall have until Closing to have such exceptions removed from the Title Commitment and provide evidence thereof to Purchaser. On the Closing Date, for each Facility Site, Seller shall cause the Title Insurer to issue an owner’s title insurance policy pursuant to and in accordance with the Title Commitment (including all endorsements) insuring fee simple title to the Real Property in the Purchaser as of the Closing Date, subject only to the Permitted Real Property Title Exceptions and such other exceptions as Purchaser may approve.

(e) Environmental Report. Purchaser and its agents shall have performed such environmental testing at and regarding the Real Property and the Company as Purchaser requires and shall be satisfied that actions required to be taken as a result of such testing will not result in a material impairment of the Business for three months or longer or require the closure of a Facility for one month or longer.

(f) Letter of Credit. The Letter of Credit Bank shall have delivered the Letter of Credit to Purchaser.

(g) The Evanston Property shall have been transferred and the Company shall not have retained any interest in or, except to the extent indemnified against, any obligation of the Evanston Property;

(h) Customer Due Diligence. Purchaser shall not have terminated this Agreement in accordance with Section 5.14.

(i) Deliveries by Seller and the Company. Seller or the Company shall have delivered to Purchaser the following:

(i) Any original certificates evidencing the Interests which may have been issued to Seller, accompanied by unit powers duly executed in blank, and such other instruments of conveyance as may be acceptable to Purchaser and its counsel;

(ii) A certificate, dated the Closing Date, of an executive officer of each of Seller and the Company confirming the matters set forth in Section 6.3(a) and (b);

(iii) A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of each of Seller and the Company certifying, among other things, that attached or appended to such certificate: (A) is a true and correct copy of its limited liability company operating agreement, and all amendments thereto; (B) is a true copy of all limited liability company actions taken by it, including resolutions of its board of directors and sole member, authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by it pursuant hereto; and (C) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and the other Transaction Documents to which it is a party;

(iv) The certificate of formation of the Company certified by the Delaware Secretary of State;

(v) The membership interest record book and minute book of the Company;

(vi) The resignations of each member of the board of directors of the Company;

(vii) Certificates of good standing from the appropriate state agencies, dated as of a recent date, certifying that each of Seller and the Company is in good standing in the State of Delaware and in each jurisdiction in which Seller or the Company is qualified to do business as a foreign limited liability company;

(viii) The Letter of Credit;

(ix) The opinion of Piper Rudnick LLP, counsel to the Company and Seller, in the form of Exhibit D and the opinion of in-house or other counsel to the Contingent Guarantor;

(x) An affidavit certifying that Seller is not a “foreign person” within the meaning of Section 1445(e)(3) of the Code;

(xi) Such affidavits and indemnities as may be reasonably required for the issuing title insurance company to issue its final Owners’ Policies of Title Insurance as required pursuant to Section 6.3(i)(xii);

(xii) An Owner’s Policy of Title Insurance with respect to each Facility Site, such expense to be shared equally by Purchaser and Seller, issued in strict accordance with the respective Title Commitment described in Section 6.3(d)(ii) above (including all endorsements). Such policy shall name the Company as the insured, shall be updated through Closing, and shall be subject only to the Permitted Real Property Title Exceptions (excluding from the policy, in any event, all standard exceptions);

(xiii) The estoppel certificates described in Section 5.21 to the extent received by Seller, each fully-executed in the form required thereunder.

(xiv) The Audited Balance Sheet;

(xv) Such resale exemption certificates as Purchaser shall have reasonably requested pursuant to Section 5.22, to the extent obtained by Seller.

(xvi) Evidence that the Chicago Apartment Lease dated April 2, 2003, regarding 175 North Harbor Drive has been terminated; and

(xvii) Evidence of the establishment of the interest-bearing joint signature account with Harris Trust and Savings Bank.

(j) Evidence that all Liens (other than as set forth in Section 5.15) securing obligations under the Outstanding Bonds have been released as provided in Section 5.16.

(k) Evidence that the lien filed in favor of ABN AMRO Bank N.V. (File No. 30382120) has been released.

6.4 Retained Liabilities. Subject to repayment of the Pay-off Amount at Closing, Seller shall have caused the Company to be fully and unconditionally released from its obligations under the Inter-company Debt.

6.5 Termination of Management Agreement. The Agreement for the Provision of Services, dated November 20, 2003 between the Company and Usinor S.A. shall have been terminated effective as of the Closing Date.

ARTICLE VII

TERMINATION; EFFECT OF TERMINATION

7.1 Termination of Agreement. This Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) after August 31, 2004 by either Seller or Purchaser if the Closing has not occurred by that date; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Acquisition to occur on or before such date and such action or failure to act constitutes a breach of this Agreement and provided, further that the terminating Party shall give the other Party not less than two Business Days notice of its intent to terminate this Agreement pursuant to this Section 7.1(b) and within such two Business Day period will discuss with the other Party the basis upon which such notice was given and shall explore possible alternatives, provided, however, that the decision to terminate shall rest solely in the discretion of the notifying Party.

(c) by Seller, upon written notice, if one or more of the representations and warranties of Purchaser shall have become untrue such that the condition set forth in Section 6.2(a) would not be satisfied or if Purchaser shall have materially breached any agreement, obligation or covenant such that the condition set forth in Section 6.2(b) would not be satisfied; provided, that if the inaccuracy in Purchaser’s representations and warranties or the breach of Purchaser’s agreement, obligation or covenant is curable through the exercise of Purchaser’s commercially reasonable efforts, then Seller may not terminate this Agreement for fifteen (15) days after Seller shall have given written notice of such inaccuracy or breach to Purchaser (so long as Purchaser continues to use commercially reasonable efforts to cure the inaccuracy or breach during such period), it being understood that Seller may not terminate this Agreement if Purchaser cures such inaccuracy or breach within such fifteen (15) day period; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to Seller if Seller’s breach of or failure to comply with its obligations under this Agreement is a principal cause of or resulted in the event giving rise to such termination right;

(d) by Seller, upon written notice if the dollar amount of Seller’s Environmental Remediation Actions with respect to the Facilities is reasonably expected, in the opinion of Seller, to exceed $5,000,000.00;

(e) by Purchaser, upon written notice, if one or more of the representations and warranties of Seller shall have become untrue such that the condition set forth in Section 6.3(a) would not be satisfied or if Seller or the Company shall have materially breached any agreement, obligation or covenant such that the condition set forth in Section 6.3(b) would not be satisfied; provided that if the inaccuracy in Seller’s or the Company’s representations and warranties or the breach of Seller’s or the Company’s agreement, obligation or covenant is curable through the exercise of commercially reasonable efforts, then Purchaser may not terminate this Agreement for fifteen (15) days after Purchaser shall have given written notice of such inaccuracy or breach to Seller (so long as Seller and/or the Company continue to use commercially reasonable efforts to cure such inaccuracy or breach during such period), it being understood that Purchaser may not terminate this Agreement if Seller or the Company cures such inaccuracy or breach within such fifteen (15) day period; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Purchaser if Purchaser’s breach of or failure to comply with its obligations under this Agreement is a principal cause of or resulted in the event giving rise to such termination event;

(f) by Purchaser pursuant to Section 5.14(b);

(g) by Purchaser, upon written notice, if the Seller’s Environmental Remediation Action with respect to the Facilities is reasonably expected to (i) result in the shut down of any Facility for one month or (ii) materially impair the Business for a period of three months or longer.

(h) by Purchaser or Seller if there shall be any law that makes consummation of the Acquisition illegal or otherwise prohibited, or if any order of any Governmental Authority enjoining Purchaser or Seller from consummating the Acquisition is entered and such order shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this provision shall have used all commercially reasonable efforts to remove or vacate such order;

(i) by Purchaser, in the event any amendment or supplement to any schedule delivered pursuant to Section 5.13 has or is likely to have a Material Adverse Effect; or

(j) by Purchaser, in the event a Material Adverse Effect shall have occurred.

7.2 Effect of Termination; Right to Proceed.

(a) In the event that this Agreement is terminated pursuant to Section 7.1, then this Agreement shall have no further force or effect, and all further obligations of the Parties shall terminate without further liability of either Party (except for obligations under Sections 5.4, 5.5(b), 5.5(d), 5.13, 10.5, 10.6 and this Section 7.2); provided that nothing in this Section 7.2 shall relieve any Party of liability arising out of fraudulent or willful or intentional breach of this Agreement prior to a termination hereof pursuant to Section 7.1(c) or (d).

(b) In the event that a condition precedent to a Party’s obligation is not met, nothing contained herein shall be deemed to require any Party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Acquisition.

ARTICLE VIII

POST-CLOSING COVENANTS

8.1 Trademarks, Etc. As promptly as practicable after the Closing, the Company shall, and Purchaser shall cause the Company to, revise trademarks and product literature,

change signage and stationery and otherwise discontinue use of all service marks, service names, trademarks, trade names, domain names, logos or brand names of, or sublicensed to the Company by, Seller or any Affiliate of Seller (including any derivatives thereof) (the “Seller Intellectual Property”); provided that for a period of forty-five (45) days from the Closing Date, the Company may consume stationery and similar supplies on hand as of the Closing Date that contain such Seller Intellectual Property so long as such items are over-stamped or otherwise appropriately indicate that the Company is then owned by Purchaser. Without limiting the foregoing, Purchaser shall, and shall cause each of its Affiliates to, (i) no later than the close of business on the first Business Day following the Closing Date, discontinue affixing in any manner whatsoever such Seller Intellectual Property to any product and (ii) no later than the close of business on the forty-fifth (45th) calendar day after the Closing Date, discontinue selling, shipping and delivering any product having such Seller Intellectual Property affixed thereto in any manner whatsoever.

8.2 Tax Covenants.

(a) From and after the Closing, each of Seller and Purchaser shall cooperate with the other in connection with Tax matters relating to the Company and the Business, including: (i) the preparation and filing of Tax Returns; (ii) the determination of a Party’s liability for Taxes and the amounts of any Taxes due or of a Party’s right to a refund of Taxes and the amount of any such refund; (iii) the examination of Tax Returns; and (iv) the conduct of any administrative or judicial proceedings in respect of Taxes assessed or proposed to be assessed. Subject to Section 5.5(b), such cooperation shall include each Party making all information and documents in its possession relating to the Company and the Business available to the other Party.

(b) The Parties shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent notified by any Party, any extension thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each Party shall also make available to the other Party, as reasonably requested and available, personnel (including officers, directors, employees and agents) responsible for preparing, maintaining and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. Any information or documents provided under this Section 8.2(b) shall be kept confidential by the party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with administrative or judicial proceedings relating to Taxes. Seller shall prepare the final federal partnership tax return.

(c) In the event any Governmental Authority with responsibility for Taxes informs Seller or Purchaser of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the other Party may incur liability hereunder, the Party so informed shall promptly notify the other Party of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from such Governmental Authority with respect to such matter. If an

Indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to provide the Indemnifying Party prompt notice of such asserted Tax liability, then (i) if the Indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for Taxes arising out of such asserted Tax liability, and (ii) if the Indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to provide prompt notice results in a monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise required to pay the Indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

(d) Purchaser further agrees that if after the Closing the Company receives a Tax refund with respect to any Tax period ending prior to the Closing Date which refund exceeds the prepaid amount of such Taxes reflected on the Balance Sheet, Purchaser shall cause the Company promptly to pay to Seller the amount by which the Tax refund exceeds the applicable prepaid amount.

(e) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) real, personal and intangible property Taxes (“Property Taxes”) allocated to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

(f) Not less than fifteen days prior to the Closing Date, Purchaser shall deliver to Seller a schedule allocating a portion of the Purchase Price to each Facility Site. Not later than the date of Purchaser’s delivery of the Closing Balance Sheet, Purchaser shall deliver to Seller a schedule allocating the Purchase Price among the assets of the Company in accordance with section 1060 of the Code and the regulations thereunder, which schedule shall be consistent with the portion of the Purchase Price previously allocated to the Facility Sites (the “Allocation Schedule”). If within ten days of receipt of the Allocation Schedule, Seller notifies Purchaser in writing that Seller objects to one or more items reflected on Allocation Schedule, Seller and Purchaser shall negotiate in good faith to resolve such dispute prior to the Closing Date. If Seller and Purchaser fail to resolve any such dispute prior to the Closing Date, the parties shall submit the dispute for resolution to the Independent Accountants for resolution of the dispute which resolution shall be final and binding on both parties. The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes.

8.3 Records; Retention. Following the Closing, the Company shall, and Purchaser shall cause the Company to, afford Seller and its Representatives access to, and the right to make copies and extracts from, the books, records, personnel files, benefit files, litigation and charge files and other data in the Company’s possession relating to the Company and the Business with respect to periods prior to the Closing Date to the extent that such access may be requested by Seller during normal business hours for any reasonable business purpose, including to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against Seller or its Affiliates. Purchaser agrees that for a period of five (5) years following the Closing Date, the Company shall not, and Purchaser shall cause the Company not to, destroy or otherwise dispose of any such books, records or data in its possession without (a) giving Seller at least sixty (60) days’ prior written notice of such intended disposition and (b) offering to deliver to Seller, at Seller’s expense, custody of any or all of the books, records and data that the Company intends to destroy.

8.4 Net Worth of Guarantor. Beginning with the fiscal year ended December 31, 2005 and for each of the fiscal years through 2011 thereafter, the Guarantor shall provide Purchaser with a Certificate of Net Worth, signed by the Chief Financial Officer of the Guarantor and certifying as to the net worth of Guarantor as of the end of the applicable fiscal year (based on Guarantor’s audited financial statements for the most recently completed fiscal year). Such certificate shall be provided as soon as practicable after preparation of Guarantor’s annual financial statements but in no event later than April 30 of the year in question. If at any time prior to the seventh anniversary of the Closing Date, the net worth of Guarantor falls below $100,000,000 (the “Trigger Date”), Guarantor shall promptly notify Purchaser of such event. Effective as of the Trigger Date the guaranty obligations of the Contingent Guarantor set forth in Section 11.2 shall immediately become effective without further action and shall remain in full force and effect until the seventh anniversary of the Closing Date.

8.5 Sidmar Sales. During the three years following the Closing Date, Seller and Guarantor shall, subject to the consequences of restrictions related to U.S. antidumping or countervailing duty orders, or other trade restrictions imposed by the United States government, applicable to cold rolled flat carbon steel products from Belgium, cause their affiliate Arcelor International America, LLC to make available for sale to the Company at least 10,000 but no more than 15,000 tons of Sidmar NV cold-rolled steel coils quarterly on commercial terms no less favorable than Arcelor International America, LLC’s standard commercial terms of sale to other customers in the United States with similar claims histories and similar credit profiles which customers buy similar quantities of Sidmar NV cold-rolled steel coils. In no event will Arcelor International America, LLC be required to make available for sale to the Company more than 50,000 tons of Sidmar NV cold-rolled steel coils in any twelve month period.

8.6 Transition Services. Seller shall provide Purchaser and the Company with the use of all computer software currently used by the Company under a license from or held by Seller or Seller’s Affiliates without charge for the ninety-day period immediately following Closing.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1 Expiration of Representations and Warranties. The representations and warranties of the parties in this Agreement or in any other Transaction Document hereto shall survive the Closing until the date that is eighteen months following the Closing Date, provided, that (a) Tax Warranties shall survive until the Tax Statute of Limitations Date and claims for indemnification under the Tax Warranties that arise prior to the Tax Statute of Limitations Date may be made until the close of business on the 30th day after the Tax Statute of Limitations Date (or if such date is not a Business Day, the next Business Day), (b) Environmental Warranties shall survive until the Environmental Survival Date and (c) Title and Authorization Warranties shall survive until expiration of the applicable statute of limitations.

9.2 Indemnification by Seller. Subject to the limitations set forth in this Article IX, Seller shall indemnify, defend, save and hold Purchaser, Purchaser’s Affiliates (including, after the Closing, the Company) and the Representatives of any of them (collectively, “Purchaser Indemnitees”) harmless from and against any and all Losses incurred by any Purchaser Indemnitee arising out of:

(a) any breach of any representation or warranty made by Seller in this Agreement; provided that Seller shall not have any liability under this Section 9.2(a) with respect to breaches of such representations and warranties until the aggregate Losses arising out of such breaches equal or exceed $250,000, at which point Purchaser shall be entitled to recover only such Losses in excess of such amount; provided, further, that the foregoing limitation shall not apply to any claim made under this Section 9.2(a) for any breach of any Title and Authorization Warranties; and provided, further that for purposes of determining the Loss arising from Seller’s breach of any representation or warranty for purposes of this Section 9.2(a), all “knowledge” and “materiality” qualifications therein shall be disregarded;

(b) any breach of any covenant made by Seller or the Company in this Agreement, including, but not limited to, Section 5.17;

(c) any Environmental Liabilities with respect to the Real Property (other than Seller’s Environmental Remediation Actions), provided that Seller shall not have any liability under this Section 9.2(c) with respect to any such Environmental Liabilities until the aggregate Losses arising out of such Environmental Liabilities equal or exceed $250,000, at which point Purchaser shall be entitled to recover only such Losses in excess of such amount;

(d) the Seller’s Environmental Remediation Actions;

(e) any obligations or liabilities with respect to the Retained Liabilities;

(f) any liability for Taxes of the Company attributable to any Pre-Closing Tax Period which exceeds the amount of accrued Taxes set forth on the Closing Balance Sheet; and

(g) product claims for which Seller is responsible pursuant to Section 5.11.

9.3 Indemnification by Purchaser. Subject to the limitations set forth in this Article IX, Purchaser shall indemnify, defend, save and hold Seller, Seller’s Affiliates and the Representatives of any of them (collectively, “Seller Indemnitees”) harmless from and against any and all Losses incurred by any Seller Indemnitee arising out of:

(a) Any breach of any representation or warranty made by Purchaser in this Agreement; provided that Purchaser shall not have any liability under this Section 9.3(a) with respect to breaches of such representations and warranties until the aggregate Losses arising out of such breaches equal or exceed $250,000, at which point Seller shall be entitled to recover only such Losses in excess of such amount; provided, further that for purposes of determining the Loss arising from Purchaser’s breach of any representation or warranty for purposes of this Section 9.3(a), all “knowledge” and “materiality” qualifications therein shall be disregarded;

(b) Purchaser’s breach of any covenant or agreement made by Purchaser in or pursuant to this Agreement; or

(c) Environmental Liabilities not subject to indemnification by Seller; and

(d) Matters relating to the operation of the Business or the ownership of the Company after the Closing Date.

9.4 Notice of Claims. If any Purchaser Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred any Losses for which it is entitled to indemnification under this Article IX, such Indemnified Party shall so notify the Party from whom indemnification is being claimed (the “Indemnifying Party”) as promptly as practicable, with reasonable particularity in light of the circumstances then existing, but in any event within sixty (60) days of the date the Indemnified Party obtained actual knowledge. If any claim is instituted by or against a third party with respect to which any Indemnified Party intends to claim indemnification under this Article IX, such Indemnified Party shall as promptly as practicable, but in any event within sixty (60) days of the date the Indemnified Party obtained actual knowledge, notify the Indemnifying Party of such claim. The notice provided by the Indemnified Party to the Indemnifying Party shall describe the claim (the “Asserted Liability”) in reasonable detail and shall indicate the amount (or an estimate) of the Losses that have been or may be suffered by the Indemnified Party. The failure of an Indemnified Party to give any notice required by this Section 9.4 shall not affect any of the Indemnified Party’s rights under this Article IX or otherwise except and to the extent that such failure is prejudicial to the rights or obligations of the Indemnifying Party.

9.5 Opportunity to Defend Third Party Claims. If any action is brought by a third party against any Indemnified Party, the Indemnifying Party shall be entitled, at its own expense: (a) to participate in such action and (b) upon notice to the Indemnified Party made at any time during the course of any such claim, suit, action or proceeding, to assume the defense thereof and, in the event of a claim against Seller requiring Remedial Action, assume the management and control of such Remedial Action (any actions taken in the course of such management and control shall be subject to the reasonable approval of Purchaser); provided, that (i) the Indemnifying Party’s counsel is reasonably satisfactory to the Indemnified Party, (ii) the Indemnifying Party shall keep the Indemnified Party informed, on a regular basis, of the status of such claim, suit, action or proceeding and (iii) the Indemnifying Party shall consult with the Indemnified Party upon the Indemnified Party’s reasonable request for such consultation from time to time with respect to such claim, suit, action or proceeding. The Indemnified Party shall cooperate with respect to any such participation, defense, settlement or compromise. The Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of the Indemnified Party’s counsel shall be at the sole expense of the Indemnified Party unless: (i) the Indemnifying Party shall have authorized in writing employment of such counsel at the expense of the Indemnifying Party; (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to defend such action within thirty (30) days after the Indemnifying Party received notice of the Asserted Liability; (iii) the Indemnified Party shall have reasonably determined that the Indemnifying Party is not diligently pursuing such action or is not keeping the Indemnified Party reasonably informed of the status of such action; or (iv) the Indemnified Party shall have reasonably concluded that a conflict of interest exists between the Indemnified Party and the Indemnifying Party, in any of which events the fees and expenses of one additional counsel shall be borne by the Indemnifying Party. The Indemnifying Party shall not settle or compromise any action or consent to the entry of a judgment without the written consent of the Indemnified Party (which shall not be unreasonably withheld) that: (a) does not provide for the claimant to give an unconditional release to the Indemnified Party in respect of the Asserted Liability; (b) involves relief other than monetary damages; or (c) places restrictions or conditions on the operation of the business of the Indemnified Party or any of its Affiliates. The Indemnifying Party shall not be liable for any settlement of any claim or action effected without its written consent. After payment of any Asserted Liability by the Indemnifying Party, the Indemnified Party, if requested by the Indemnifying Party, shall assign to the Indemnifying Party all rights the Indemnified Party may have against any applicable account debtor or other responsible Person in respect of the Asserted Liability. If the Indemnifying Party chooses to defend any Asserted Liability, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

9.6 Limitation of Liability.

(a) The maximum aggregate liability of Seller to all Purchaser Indemnitees for all Losses suffered by the Purchaser Indemnitees for which they are entitled to seek indemnification under Sections 9.2(a) and (c) shall be $5,000,000; provided that Seller shall not have any liability with respect to any single Loss that is less than $2,000.

(b) The maximum aggregate liability of Purchaser to all Seller Indemnitees for all Losses suffered by the Seller Indemnitees for which they are entitled to seek indemnification under Sections 9.3(a) and (c) shall be $5,000,000; provided that Purchaser shall not have any liability with respect to any single Loss that is less than $2,000.

(c) The provisions of this Article IX shall be the exclusive remedy available to the Seller Indemnitees and the Purchaser Indemnitees after the Closing in the event any such Person shall have a claim with respect to the matters covered by this Agreement; provided that nothing in this Agreement, including the limitations in this Section 9.6 shall limit or restrict any ability of Purchaser Indemnitees to recover any amounts in connection with any action or claim based upon fraud.

9.7 Effect of Taxes, Insurance and Other Sources of Reimbursement. The amount of any Losses for which indemnification is provided under this Article IX shall be reduced by (i) the insurance proceeds received or receivable with respect to any such Loss and (ii) any other amount, if any, recovered from third parties (as a result of indemnification, contribution, guarantee or otherwise) by the Indemnified Party (or its Affiliates) with respect to any Losses. If any Indemnified Party shall have received any indemnification payment pursuant to this Article IX with respect to any Loss, such Indemnified Party shall, upon written request by the

Indemnifying Party, assign to such Indemnifying Party (to the extent of the indemnification payment) any claim which such Indemnified Party may have under any applicable insurance policy or other Contract which provides coverage for such Loss to the extent of such indemnification payment, net of any increase in premiums or other costs resulting solely from such payment. Such Indemnified Party shall reasonably cooperate (at the expense of the Indemnifying Party) to collect under such insurance policy or other Contract. If any Indemnified Party shall have received any payment pursuant to this Article IX with respect to any Loss and has or shall subsequently have received insurance proceeds or other amounts with respect to such Loss, then such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting the amount of the expenses incurred by it in procuring such recovery and any increase in premiums resulting solely from such recovery), but not in excess of the amount previously so paid by the Indemnifying Party. Payments received by any Party pursuant to this Article IX shall be treated by the parties as an adjustment to the Purchase Price.

9.8 Environmental Activities Resulting from Purchaser’s Due Diligence.

(a) Seller acknowledges and agrees that it will, upon notice from Purchaser, undertake to investigate and remediate all Hazardous Substances contamination originating and existing at the Facilities in levels that violate Environmental and Safety Laws, as set forth in Section 9.8(b), which is identified at the Facilities in the course of Purchaser’s due diligence. Such remediation shall be at Seller’s sole cost and expense and will include clean-up, removal, remediation, containment, treatment, assessment and evaluation required to a level required by Environmental and Safety Laws as defined in Section 9.8(b), and in a manner to minimize interference with the current and reasonably foreseeable operation of the Company (“Seller’s Environmental Remediation Actions”). Seller represents and warrants that Seller’s Environmental Remediation Actions will be done in compliance with all Environmental and Safety laws and environmental permits. Seller shall provide to Purchaser, as soon as reasonably possible, copies of all tests, analyses, proposals, plans and reports (including draft reports or plans) that relate to Seller’s Environmental Remediation Actions. Seller shall also provide Purchaser with a reasonable opportunity to comment on all such planned tests, analyses, proposals, plans and reports before such materials are submitted to any Governmental Authority. Seller shall, in consultation with Purchaser, have the right to direct any and all contacts with Governmental Authorities which relate to Seller’s Environmental Remediation Actions, provided that Seller shall provide Purchaser reasonable notice of all such contacts and Purchaser shall have the right to participate in all such contacts.

(b) For the purpose of determining what levels of Hazardous Substance contamination violate Environmental and Safety Laws, and for the purpose of determining the level of remediation required by Seller under this Agreement, the parties agree to the following stepped process. First, the parties shall negotiate in good faith to agree upon a remedial action plan and/or cleanup levels taking into account the present use of the property, protection of workers, cost of the remedial action and the prevention of liability to third parties, including governmental authorities. If notwithstanding their efforts to reach agreement, the parties are unable to do so, then they agree that the applicable portions of the following generic risk assessment standards, where no deed restrictions are in place, shall be deemed as the threshold for purposes of requiring remediation: (i) for the real property listed in Section 1(a) of Schedule 3.10, criteria for “Industrial” use under the Risk Integrated System of Closure of the Indiana

Voluntary Remediation Program; (ii) for the real property listed in Section 1(b) of Schedule 3.10, criteria for “Industrial and Commercial II, III, and IV” use under Part 201 of the Michigan Natural Resources and Environmental Protection Act; (iii) for the real property listed in Section 1(c) of Schedule 3.10, criteria for “Industrial” use under the United States Environmental Protection Agency Region IX’s Preliminary Remediation Goals, as such criteria has been implemented by the Tennessee Department of Environment and Conservation; (iv) for the real property listed in Section 1(d) of Schedule 3.10, criteria for “Industrial” use under the Ohio Voluntary Action Program. For purposes of interpreting these standards, and for purposes of obtaining a “No Further Action Letter,” “Certificate of Completion,” or “Covenant Not To Sue” (which Seller shall obtain at Purchaser’s request), which may include regulatory waiver of some or all of the listed standards, the Seller shall proceed on the basis that the Facility Sites will not be subject to deed restrictions or use restrictions other than those inherent in the application of the particular state standards identified above. If the respective Governmental Authorities have already issued some form of “No Further Action Letter,” “Certificate of Completion,” or “Covenant Not to Sue” with respect to levels of Hazardous Substance contamination on any of the Facility Sites that otherwise exceed such generic standards, Purchaser and Seller agree to accept such Letter, Certificate, or Covenant as a determination that the specific contamination addressed by such Letter, Certificate, or Covenant has been sufficiently remediated.

(c) To the extent that asbestos-containing materials are found at the Facility Site located in Middletown, Ohio, Seller and Purchaser shall negotiate in good faith to agree upon a remedial action plan and/or clean up levels; provided that if no agreement is reached within three Business Days, then Seller and Purchaser will mutually retain an environmental consulting firm (which, if agreed by both Parties, may be the Environmental Consultant). If such firm recommends removal or other remediation, then Seller will take such recommended action in a manner that complies with Environmental and Safety Laws and to a degree that provides appropriate protection to Facility employees for the reasonably foreseeable future.

9.9 No Additional Warranties. THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN ARE THE ONLY REPRESENTATIONS OR WARRANTIES GIVEN BY THE PARTIES. NEITHER SELLER NOR THE COMPANY HAS MADE NOR HEREBY MAKES ANY WARRANTY OR REPRESENTATION WHATSOEVER REGARDING THE FITNESS FOR PARTICULAR PURPOSE, QUALITY OR MERCHANTABILITY OF THE COMPANY’S ASSETS OR ANY PORTION THEREOF.

9.10 Other Information. Purchaser agrees that neither Seller nor any of its Representatives will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any information, document, or material made available to Purchaser or its Representatives by Seller or Houlihan Lokey Howard & Zukin in certain “data rooms” (electronic or otherwise) except to the extent set forth on the Schedules hereto, or management presentations. In connection with Purchaser’s investigation of the Company and the Business, Purchaser may have received from or on behalf of Seller certain projections, including projected statements of operating revenues and income from operations of the Company. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Purchaser shall have no claim against Seller or its Affiliates or Representatives with respect thereto. Accordingly, Seller makes no representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

ARTICLE X

GENERAL

10.1 Notices. All notices, requests, claims, demands or other communications that are required or may be given pursuant to the terms of this Agreement or the other Transaction Documents shall be in writing and shall be deemed to have been duly given: (a) when delivered, if delivered by hand; (b) one (1) Business Day after transmitted, if transmitted by a nationally-recognized overnight courier service; (c) when sent by facsimile transmission, if sent by facsimile transmission which is confirmed; or (d) three (3) Business Days after mailing, if mailed by registered or certified mail (return receipt requested), in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.1):

(a)	If to Seller or the Company:

Arbed Americas, LLC

c/o Arcelor International America, LLC

350 Hudson Street, 4th Floor

New York, New York 10014

Attention: Mr. Bruno Le Forestier

Telephone: (212) 520-7500

Fax: (212) 520-7701

With simultaneous copies to:

David Michel, Esq.

Vice President & Corporate Counsel

Arcelor International America, LLC

350 Hudson Street, 4th Floor

New York, New York 10014

Telephone: (212) 520-7528

Fax: (212) 520-7701

and

Stephen A. Landsman, Esq.

Piper Rudnick LLP

203 North LaSalle Street, Suite 1800

Chicago, Illinois 60601

Telephone: (312) 368-4050

Fax: (312) 630-6330

If to Purchaser:

Ryerson Tull, Inc.

2621 West 15th Place

Chicago, Illinois 60608

Attention: General Counsel

Telephone: (773) 788-3312

Fax: (773) 788-4219

With a simultaneous copy to:

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, Illinois 60603

Attention: John R. Sagan

Telephone: (312) 701-7123

Fax: (312) 706-8197

10.2 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

10.3 Assignment; Binding Effect. No assignment by any Party of its rights nor delegation by any Party of its obligations under this Agreement or any Transaction Document shall be permitted unless the other Parties consent in writing thereto except that Purchaser may assign this Agreement or any of its rights hereunder to one or more of its subsidiaries; provided that no such assignment by Purchaser shall relieve Purchaser of any of its obligations hereunder. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

10.4 Exhibits and Schedules. All Exhibits and Schedules attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. The inclusion of any item on any Schedule attached hereto shall not constitute an admission that such item is material or that a violation, right of termination, default, liability or other obligation of any kind exists with respect to such item, but rather is intended only to qualify certain representations and warranties in this Agreement and to set forth other information required by the Agreement. The Schedules attached hereto are qualified in their entirety by reference to specific provisions of this Agreement. Summaries of, or references to, actual documents and other materials in the Schedules are qualified in their entirety by the full text of such documents. Except as expressly set forth on the attached Schedules, the definitions contained in the Agreement are incorporated therein by reference.

10.5 Governing Law; Submission to Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF

ILLINOIS. COURTS WITHIN THE STATE OF ILLINOIS (LOCATED WITHIN THE CITY OF CHICAGO) WILL HAVE EXCLUSIVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS; OR (C) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

10.6 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

10.7 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

10.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.9 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Letter of Credit and the other Transaction Documents executed in connection with the consummation of the Acquisition contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto, other than the Confidentiality Agreement.

10.10 Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by the Parties hereto. The provisions hereof may be waived only in writing signed by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

10.11 No Third Party Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the Parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Company.

10.12 Further Assurances. Upon the request of any Party, each other Party shall, on and after the Closing Date, execute and deliver to the requesting Party such other documents, further releases, assignments and other instruments as may be required or deemed reasonably necessary to effect or evidence the transfer and assignment to Purchaser of all or any of the Interests and to otherwise carry out the purposes of this Agreement.

ARTICLE XI

GUARANTY

11.1 Guaranty by Guarantor.

(a) Guarantor hereby unconditionally, absolutely and irrevocably guarantees, as a primary obligor and not merely as a surety, to Purchaser the performance by Seller of Seller’s indemnification obligations arising under or pursuant to Article IX of this Agreement (the “Seller Liabilities”). Purchaser shall not be required to seek to enforce or resort to any remedies against Seller on account of Seller Liabilities. Guarantor’s obligations under this Section 11.1 shall be a guaranty of payment and not of collection only. The guarantee pursuant to this Section 11.1 shall remain in full force and effect without regard to, and the effectiveness thereof shall in no way be impaired, affected, reduced or released by reason of: (i) any amendment, modification, addition or supplement of any part of this Agreement, (ii) any exercise or non-exercise by Purchaser of any right or privilege under this Agreement, or (iii) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets of Seller or the marshaling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment of, or other similar proceedings or any other inability to pay or perform affecting Seller or any of its assets, or any allegation concerning, or contest of the legality or validity of, Seller’s indemnification obligations under this Agreement. Guarantor unconditionally waives: (i) any demand or protest as the same pertains to Seller, (ii) any right to require Purchaser to proceed against Seller or to exhaust any security held by Purchaser or to pursue any other remedy (other than draws on the Letter of Credit), (iii) any defense based upon an election of remedies by Purchaser, and (iv) any duty of Purchaser to advise Guarantor of any information known to Purchaser regarding Seller. The obligations of Guarantor under this Section 11.1 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of Seller in respect of the Seller Liabilities is rescinded or must be otherwise restored by Purchaser, whether as a result of any proceedings in bankruptcy or reorganization or otherwise. Guarantor agrees that until the indefeasible payment and satisfaction in full of all Seller Liabilities, it shall not exercise any right or remedy arising by reason of any performance by it of its guaranty contained herein, whether by subrogation or otherwise, against Seller. Guarantor’s obligations under this Section 11.1 shall continue in full force and effect until such time as Seller’s obligations under Article IX of this Agreement have been fully performed. Notwithstanding any other provision of this Agreement, Purchaser shall not request payment from Guarantor under this Section 11.1, until the Letter of Credit has been depleted or otherwise terminated.

(b) Guarantor hereby represents (i) that the execution and delivery of this Agreement and the performance by Guarantor of its obligations hereunder do not violate any law applicable to Guarantor, conflict with any material agreement by which it is bound or require the consent or approval of any Governmental Authority or any other Person except for any violation, conflict or default that would not reasonably be expected to have a material adverse effect on Guarantor, (ii) that, assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes the valid and binding agreement of Guarantor enforceable against Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity), (iii) that Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (iv) that the execution and delivery of this Agreement and the performance of its obligations hereunder are within its powers and have been duly authorized by all necessary action and do not contravene the terms of its organizational or charter documents.

11.2 Guaranty by the Contingent Guarantor.

(a) The Contingent Guarantor hereby unconditionally, absolutely and irrevocably guarantees, as a primary obligor and not merely as a surety, to Purchaser the Seller Liabilities, such guaranty to become effective as of the Trigger Date. Purchaser shall not be required to seek to enforce or resort to any remedies against Seller on account of Seller Liabilities. The Contingent Guarantor’s obligations under this Section 11.2 shall be a guaranty of payment and not of collection only. The guarantee pursuant to this Section 11.2 shall remain in full force and effect without regard to, and the effectiveness thereof shall in no way be impaired, affected, reduced or released by reason of: (i) any amendment, modification, addition or supplement of any part of this Agreement, (ii) any exercise or non-exercise by Purchaser of any right or privilege under this Agreement, or (iii) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets of Seller or the marshaling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with creditors or readjustment of, or other similar proceedings or any other inability to pay or perform affecting Seller or any of its assets, or any allegation concerning, or contest of the legality or validity of, Seller’s indemnification obligations under this Agreement. The Contingent Guarantor unconditionally waives: (i) any demand or protest as the same pertains to Seller, (ii) any right to require Purchaser to proceed against Seller or to exhaust any security held by Purchaser or to pursue any other remedy (other than draws on the Letter of Credit), (iii) any defense based upon an election of remedies by Purchaser, and (iv) any duty of Purchaser to advise the Contingent Guarantor of any information known to Purchaser regarding Seller. The obligations of the Contingent Guarantor under this Section 11.2 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of Seller in respect of the Seller Liabilities is rescinded or must be otherwise restored by Purchaser, whether as a result of any proceedings in bankruptcy or reorganization or otherwise. The Contingent Guarantor agrees that until the indefeasible payment and satisfaction in full of all Seller Liabilities, it shall not exercise any right or remedy arising by reason of any performance by it of its guaranty contained herein, whether by subrogation or otherwise, against Seller. The Contingent Guarantor’s obligations under this

(b) Section 11.2 shall continue in full force and effect until such time as Seller’s obligations under Article IX of this Agreement have been fully performed. Notwithstanding any other provision of this Agreement, Purchaser shall not request payment from the Contingent Guarantor under this Section 11.2, until the Letter of Credit has been depleted or otherwise terminated.

(c) The Contingent Guarantor hereby represents (i) that the execution and delivery of this Agreement and the performance by the Contingent Guarantor of its obligations hereunder do not violate any law applicable to the Contingent Guarantor, conflict with any material agreement by which it is bound or require the consent or approval of any Governmental Authority or any other Person except for any violation, conflict or default that would not reasonably be expected to have a material adverse effect on the Contingent Guarantor, (ii) that, assuming the due authorization, execution and delivery by Purchaser, this Agreement constitutes the valid and binding agreement of the Contingent Guarantor enforceable against the Contingent Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at law or in equity), (iii) that the Contingent Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (iv) that the execution and delivery of this Agreement and the performance of its obligations hereunder are within its powers and have been duly authorized by all necessary action and do not contravene the terms of its organizational or charter documents.

[Signatures appear on the next page]

EXECUTION

IN WITNESS WHEREOF, the Parties have caused this Purchase Agreement to be signed in their respective names by their duly authorized representatives as of the date first above written.

RYERSON TULL, INC.

By:	/s/ Jay M. Gratz
Name:	Jay M. Gratz
Title:	Executive Vice President and
Chief Financial Officer

ARBED AMERICAS, LLC

By:	/s/ Bruno Le Forestier
Name:	Bruno Le Forestier
Title:	President

By:	/s/ Jacques Ruppert
Name:	Jacques Ruppert
Title:	Treasurer

J&F STEEL, LLC

By:	/s/ Jack Schoettert
Name:	Jack Schoettert
Title:	President

By:	/s/ Wolfgang Nothelle
Name:	Wolfgang Nothelle
Title:	Secretary

The undersigned, Arcelor USA Holding, Inc., is signing this Agreement solely to be bound by the terms and conditions of Sections 8.4, 8.5, 10.5, 10.6 and 11.1 of this Agreement and shall not be, nor be deemed to be, bound by any other provision of this Agreement or to have assumed any other obligations in connection herewith.

ARCELOR USA HOLDING, INC.

By:	/s/ Bruno Le Forestier
Name:	Bruno Le Forestier
Title:	President

By:	/s/ Jacques Ruppert
Name:	Jacques Ruppert
Title:	Treasurer

The undersigned, Arcelor S.A. is signing this Agreement solely to be bound by the terms and conditions of Sections 8.4, 10.5, 10.6 and 11.2 of this Agreement and shall not be, nor be deemed to be, bound by any other provision of this Agreement or to have assumed any other obligations in connection herewith.

ARCELOR S.A.

By:	/s/ Bruno Le Forestier
Name:	Bruno Le Forestier
Title:	Authorized Signatory

By:	/s/ Jacques Ruppert
Name:	Jacques Ruppert
Title:	Authorized Signatory

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